UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.
(Name of Subject Company)

Blue Apron Holdings, Inc.
(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
09523Q 309
(CUSIP Number of Class of Securities)
Linda Findley
President and Chief Executive Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005
(347) 719-4312
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Christopher D. Barnstable-Brown, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8800	Meredith L. Deutsch General Counsel and Corporate Secretary Blue Apron Holdings, Inc. 28 Liberty Street New York, NY 10005 (347) 719-4312

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
(a)
Name and Address.

The name of the subject company is Blue Apron Holdings, Inc., a Delaware corporation. The address of the Company’s principal executive office is 28 Liberty Street, New York, New York 10005. The telephone number of the Company’s principal executive office is (347) 719-4312. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) to “Blue Apron”, the “Company”, “we”, “us”, and “our” refer to Blue Apron Holdings, Inc. and its consolidated subsidiaries.
(b)
Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”). As of the close of business on October 12, 2023, there were 7,696,606 shares of Common Stock issued and outstanding, including (i) 7,696,606 shares of Class A Common Stock issued and outstanding, (ii) no shares of Class B Common Stock issued and outstanding, and (iii) no shares of Class C Capital Stock issued and outstanding.
Item 2.   Identity and Background of Filing Person.
(a)
Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1(a). Subject Company Information — Name and Address” and incorporated herein by reference.
(b)
Tender Offer and Merger.

This Schedule 14D-9 relates to the tender offer by Basil Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Parent” or ‘‘Wonder’’), to acquire all of the issued and outstanding Shares at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 13, 2023. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated September 28, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer, and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Since the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.
Pursuant to the terms of the Merger Agreement, as promptly as practicable upon the later of: (i) the earliest time as of which Purchaser is permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to irrevocably accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions (as defined below)

shall have been satisfied or waived, Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance for purchase, the “Acceptance Time”). The obligation of Purchaser to irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). Purchaser shall promptly (and in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered (and not validly withdrawn) in the Offer. All such payments shall be made net to the seller in cash, without interest and less any applicable tax withholding. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.
At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are (a) held in the treasury of the Company or by any wholly-owned subsidiary of the Company (each, a “Company Subsidiary”), (b) irrevocably accepted for purchase in the Offer by Purchaser or (c) held by Parent, Purchaser or any wholly-owned subsidiary of Parent (other than Purchaser) immediately prior to the Effective Time, or (ii) Shares that are held by stockholders who are entitled to demand and properly demand appraisal rights of such Shares pursuant to, and in compliance with, Section 262 of the DGCL (“Dissenting Shares”), shall be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable tax withholding, from Purchaser (the “Merger Consideration’’).
The treatment of restricted stock units and performance stock units granted by the Company is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” Pursuant to, and as further described in, the Merger Agreement, as of immediately prior to the Effective Time, each option to purchase shares of Common Stock from the Company (each, a “Company Stock Option”) that is then outstanding but not then vested or exercisable, will become vested and exercisable in full. At the Effective Time, each Company Stock Option then outstanding (including any Company Stock Option for which the vesting was accelerated immediately prior to the Effective Time as described in the preceding sentence) and unexercised will be canceled and the holder thereof will be entitled to receive an amount in cash, without interest and less any applicable tax withholding, equal to the product obtained by multiplying (i) the total number of Shares underlying such Company Stock Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option. Any Company Stock Option that has an exercise price per share that equals or exceeds the Merger Consideration will be canceled for no consideration. Each holder of a Company Stock Option that is so canceled in accordance with the Merger Agreement will cease to have any rights with respect thereto, except as described above. All outstanding Company Stock Options have an exercise price per share that is equal to or greater than the Merger Consideration, and as a result, all such Company Stock Options will be canceled for no consideration in connection with the Merger.
Effective as of immediately prior to the Effective Time, that certain Class A Common Stock Purchase Warrant issued by the Company on June 9, 2023 to FreshRealm, Inc. (“FreshRealm” and, such warrant, the “FreshRealm Warrant”) shall automatically, if then outstanding and unexercised and not previously exercised, as a result of the acceptance for purchase of all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and without any action on the part of FreshRealm, be deemed to be exercised in full in a “cashless exercise” prior to the closing of the Merger (the “Closing”) and in accordance with the terms of such FreshRealm Warrant (including Section 2(b) thereof). Effective as of immediately prior to the Acceptance Time, each warrant to purchase Shares issued by the Company (other than the FreshRealm Warrant) (such warrants, the “Company Warrants”) that is then outstanding and unexercised shall, in accordance with such specified Company Warrant’s terms and without further action by the Company or the holder thereof, automatically terminate and be canceled and of no further force or effect and for no consideration.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on October 13, 2023. The Offer will initially expire at one minute after 11:59 p.m., Eastern time, on November 9, 2023, the date this is the twentieth (20th) business day after commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14d-2 under the Exchange Act), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (such time on such date, the “Expiration Time”). Purchaser (a) may, in its sole discretion, extend the scheduled Expiration Time for one or more periods (not to exceed ten (10) business days each); provided, however that in no event shall Purchaser be permitted to extend the Offer beyond one minute after 11:59 p.m. Eastern time, on February 28, 2024 (the “Outside Date”) and (b) shall extend the Expiration Time: (i) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC); (ii) if at the then-scheduled Expiration Time any of the Offer Conditions has not been satisfied (and Parent or Purchaser has not waived such condition in accordance with the terms of the Merger Agreement) for one or more periods not to exceed ten (10) business days if and to the extent requested by the Company; and (iii) if, as of the then-scheduled Expiration Time, the Outside Date would have otherwise occurred but shall have been extended pursuant to the terms of the Merger Agreement as a result of any action brought by the Company to specifically enforce the terms or provisions of the Merger Agreement, Purchaser shall extend the Offer until one minute after 11:59 p.m., Eastern time, on the day that is the Outside Date as it may be so extended pursuant to the terms of the Merger Agreement; provided, however, that in no event shall Purchaser be required to extend the Offer beyond one minute after 11:59 p.m., Eastern time, on the day that is the Outside Date, as it may be extended pursuant to the terms of the Merger Agreement.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that, immediately prior to the Expiration Time (as extended in accordance with the Merger Agreement), the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares owned by Purchaser, Parent or any wholly-owned subsidiary of Parent, does not equal at least one share more than one-half of all Shares then outstanding (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary thresholds and exceptions; (iii) the Company’s compliance with, and performance of, in all material respects its covenants and agreements contained in the Merger Agreement; (iv) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement); and (v) the other customary conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Merger Agreement may be terminated and the Offer and the Merger may be abandoned (with respect to clauses (b) through (i) below, by written notice by the terminating party to the other party):
(a)
by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b)
by either the Company or Parent at any time prior to the Acceptance Time and after the Outside Date, if the Acceptance Time will not have occurred on or before the Outside Date; provided that the right to terminate the Merger Agreement pursuant to this clause (b) will not available to the Company or Parent if the failure of such party (or any affiliate of such party) to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the Outside Date (such termination right, the “Outside Date Termination Right”);

(c)
by either the Company or Parent at any time prior to the Acceptance Time if a governmental entity of competent jurisdiction has issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger; provided, however, that the Company or Parent shall not be permitted to terminate the Merger Agreement pursuant to this clause (c) if the failure of such party (or any affiliate of such party) to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in the issuance of any such order, decree, ruling or the taking of such other action;

(d)
by the Company or Parent if the Offer (as it may have been extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of one or more of the Offer Conditions, including the Minimum Condition, or is terminated or withdrawn prior to the Acceptance Time, in each case, without Purchaser having accepted for purchase any Shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided, however, that the Company or Parent will not be permitted to terminate the Merger Agreement pursuant to this clause (d) if the material failure of such party (or any affiliate of such party) to fulfill any obligation under the Merger Agreement has been the principal cause or result in the non-satisfaction of any Offer Condition (such termination right, the “Offer Conditions Termination Right”);
(e)
by Parent, prior to the Acceptance Time, if the Company has effected a Company Board Recommendation Change (as defined in the Merger Agreement) (such termination right, the “Company Board Recommendation Change Right”);

(f)
by the Company, at any time prior to the Acceptance Time, if the Company Board (as defined below) determines to accept a Superior Proposal (as defined in the Merger Agreement), but only if the Company and the Company Board have complied in all material respects with its obligations under Section 6.1 of the Merger Agreement with respect to such Superior Proposal and substantially concurrently with the termination of the Merger Agreement, the Company pays Parent the Termination Fee (as defined below) and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal (such termination right, the “Superior Proposal Termination Right”);

(g)
by Parent, prior to the Acceptance Time, if there has been a breach or inaccuracy of, or failure to perform or comply with, any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach, inaccuracy or failure (A) would cause the conditions set forth in clauses (b)(ii) or (b)(iii) of Annex I of the Merger Agreement not to be satisfied, and (B) is incapable of being cured by the Outside Date, or if capable of being cured in such time frame, has not been cured within 20 business days following receipt by the Company of written notice of such breach, inaccuracy or failure from Parent; provided that neither Parent nor Purchaser is then in breach of any representation, warranty or covenant under the Merger Agreement such that would permit the Company to terminate the Merger Agreement pursuant to clause (h) below (such termination right, the “Material Breach Termination Right”);

(h)
by the Company, prior to the Acceptance Time, if there has been a breach or inaccuracy of, or failure to perform or comply with, any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, which breach, inaccuracy of or failure (i) shall have had or is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in the Merger Agreement) and (ii) is incapable of being cured by the Outside Date or, if capable of being cured in such time frame, has not been cured within 20 business days following receipt by Parent of written notice of such breach, inaccuracy or failure from the Company; provided that the Company is not then in breach of any representation, warranty or covenant under the Merger Agreement such that would permit Parent to terminate this Agreement pursuant to clause (g) above;

(i)
by the Company (A) if Purchaser has failed to commence the Offer by October 13, 2023 (other than due to a violation by the Company of its obligations under Sections 1.2(d) and 1.2(e)) of the Merger Agreement or (B) upon two business days’ notice to Parent if (x) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied) and (y) Purchaser has failed to irrevocably accept for purchase all the Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended in accordance with the Merger Agreement).

Effect of Termination.   If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will immediately become void and there will be no liability or obligation on the part of Parent, the Company, Purchaser or their respective representatives, stockholders or affiliates; provided that (a) any such termination will not relieve any party hereto from liability for any Fraud or Willful Breach (each as defined below) and (b) (x) certain specified provisions and definitions of the Merger Agreement and (y) the Confidentiality Agreement (as defined below) will remain in full force and effect and survive any termination of the Merger Agreement.

“Fraud” means fraud (with an element of scienter, including that the other party relied thereon to its detriment) under the laws of Delaware.
“Willful Breach” means a breach of any covenant or agreement set forth in the Merger Agreement in any material respect that is a consequence of an act, or failure to act, undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, would result, or would reasonably be expected to result, in a breach of the Merger Agreement. For the avoidance of doubt, Parent’s or Purchaser’s failure to consummate the Offer or the Merger or effect the Closing when required under the Merger Agreement will be a Willful Breach of the Merger Agreement.
Company Termination Fee.   The Company will pay to Parent a fee of $3.1 million (the “Termination Fee”) if:
•
Parent terminates the Merger Agreement pursuant to the Company Board Recommendation Change Right;

•
The Company terminates the Merger Agreement pursuant to the Superior Proposal Termination Right; or

•
If either Parent or the Company terminates the Merger Agreement pursuant to: (x) the Outside Date Termination Right or Offer Conditions Termination Right at a time the conditions set forth in clause (b)(i) of Annex I of the Merger Agreement have been satisfied or are capable of being satisfied (but in the case of a termination by the Company, only if at such time Parent would also have the right to terminate the Merger Agreement pursuant to the Outside Date Termination Right or Offer Conditions Termination Right or (y) by Parent pursuant to the Material Breach Termination Right, if (A) before the date of such termination, an Acquisition Proposal (as defined in the Merger Agreement) has been publicly announced or made known to the Company and, in each case, not publicly withdrawn prior to such termination and (B) within 12 months after the date of termination, the Company has (1) consummated the transactions contemplated by any Acquisition Proposal or (2) entered into any definitive agreement with respect to an Acquisition Proposal that is subsequently consummated.

For these purposes, all references to “20%” and “80%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”
Except in the event of Fraud or any Willful Breach, in the event the Termination Fee is paid to Parent in accordance with the terms of the Merger Agreement, (i) payment of the Termination Fee shall constitute the sole and exclusive remedy of Parent, Purchaser, their respective affiliates and representatives of each of the foregoing in connection with the Merger Agreement, the termination of the Merger Agreement, the Transactions (as defined below) (and the abandonment thereof) or any matter forming the basis for such termination, the Transactions or matters contemplated by the Merger Agreement in the circumstances in which such Termination Fee became payable and (ii) the receipt of such Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, the Purchaser, any of their respective affiliates, any representative of any of the foregoing or any other Person (as defined in the Merger Agreement) in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective affiliates, any representative of any of the foregoing or any other Person shall, nor shall any of them be entitled to, bring or maintain any other claim, action or proceeding against the Company or any Company Subsidiary or any of their respective current or former representatives, partners, stockholders, managers, members or affiliates arising out of the Merger Agreement, any of the Transactions or any matters forming the basis for such termination.
Specific Performance.   The parties have acknowledged and agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, as monetary damages or other legal remedies, even if available, would not be an adequate remedy for any such damages, including if Parent, Purchaser or the Company fails to take any action required of it under the Merger Agreement to consummate the Transactions. Accordingly, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger

Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement without proof of damages or otherwise to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement, in each case without posting a bond or other security and in addition to any other remedy to which they are entitled.
The foregoing summary of certain provisions of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”) does not purport to be complete and are qualified in their entirety by the more detailed description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Stockholders and other interested parties should read the Offer to Purchase, the Letter of Transmittal and the Merger Agreement for a more complete description of the provisions summarized above.
As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 4 World Trade, 150 Greenwich Street, 57th Floor, New York, NY 10007. The telephone number of each is (908) 986-2038.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of the Company’s website at www.blueapron.com, and the Offer to Purchase and other related materials are available directly from Okapi Partners LLC, the information agent engaged by Purchaser for the Offer, toll free, at (844) 343-2625. Banks and brokerage firms may call collect at (212) 297-0720. The information on the Company’s website or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between (i) the Company or its affiliates, on the one hand, and Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the contacts, agreements, arrangements or understandings described in this Item 3 and considered them along with the other matters described below in “Item 4(a). The Solicitation or Recommendation — Recommendation of the Company Board”, among other things, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement (as defined below), including the Transactions, and in determining to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
(a)
Arrangements with Parent, Purchaser and Their Affiliates

Merger Agreement
On September 28, 2023, Parent, Purchaser and the Company entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 “The Merger Agreement; Other Agreements — Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15 “Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and are incorporated herein by reference.
Confidentiality Agreement
On August 1, 2023, the Company and Parent entered into a confidentiality agreement, as amended by a letter agreement, dated August 10, 2023 (as amended, the “Confidentiality Agreement”), pursuant to which, subject to certain limitations, Parent agreed to, and to cause its directors, officers, employees, agents, attorneys, accountants, consultants and financial advisors to, for a period continuing until August 1, 2026, keep confidential certain non-public information about the Company and not to use such non-public information, except for the specific purpose of evaluating a possible negotiated transaction between the Company and Parent. The Confidentiality Agreement also includes a two (2) year non-solicitation provision (subject to customary exceptions) and a two (2) year standstill provision that terminates if the Company publicly announces that it has entered into with a third party a written definitive agreement for the acquisition of more than 50% of the outstanding capital stock of the Company or all or substantially all of the Company’s consolidated assets and permits Parent to privately approach the Company Board or the Company’s Chief Executive Officer during the standstill period.
The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, copies of which are filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement
On September 21, 2023, the Company and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”), which provided for exclusive negotiations between the Company and Parent until the earlier of (i) the execution of a definitive agreement with respect to the Transactions, (ii) Parent informing the Company that Parent is no longer interested in proceeding with the Transactions on the terms set forth in that certain revised non-binding proposal, dated September 19, 2023, from Parent to the Company, and (iii) 11:59 p.m., Eastern time, on September 28, 2023.
The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreement
On September 28, 2023, and in connection with entering into the Merger Agreement, Parent, Purchaser and the Company (solely for purposes of Section 1.1(b) of the Support Agreement) entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), with

FreshRealm. Pursuant to the Support Agreement, FreshRealm agreed to fully exercise the FreshRealm Warrant at least one (1) day before commencement of the Offer. As of October 12, 2023, FreshRealm beneficially owned approximately 16.5% of the outstanding Shares. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreement.
Pursuant to the Support Agreement, FreshRealm has agreed, among other things, following the exercise in full of the FreshRealm Warrant in accordance with the terms of the Support Agreement, as promptly as practicable (but in no event later than ten (10) business days) after the commencement of the Offer, to tender into the Offer, and not withdraw, all Shares FreshRealm owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Support Agreement or that FreshRealm acquires record or beneficial ownership of (within the meaning of Rule 13d-3 under the Exchange Act) after such date (including any Shares acquired pursuant to the terms of the Support Agreement or upon any purchase, stock split, dividend, distribution, upon the exercise of any other option or warrant, or otherwise) (collectively, the “Subject Shares”).
In addition, subject to the terms of the Support Agreement, FreshRealm has agreed that, during the time the Support Agreement is in effect, FreshRealm will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares owned as of the record date for the meeting (or the date that any written consent is executed by FreshRealm):
•
against any action, agreement or transaction that, to the knowledge of FreshRealm, would reasonably be expected to (i) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of FreshRealm contained in the Support Agreement or (ii) result in any of the Offer Conditions not being timely satisfied; and

•
against any Acquisition Proposal (as defined in the Merger Agreement) and against any amendment to the Company’s Restated Certificate of Incorporation, as amended (the “Charter”), bylaws or other corporate action (including any liquidation, dissolution, extraordinary dividend or other significant corporate reorganization of the Company, in each case, to the extent requiring approval of stockholders of a corporation under the DGCL) involving the Company that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other Transactions.

If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated prior to the purchase of the shares in the Offer, Parent and Purchaser shall promptly return, and shall cause the Paying Agent or any other depository or paying agent acting on behalf of Parent and Purchaser, to promptly return to holder all Subject Shares that had been tendered.
In addition, from and after the date of the Support Agreement and until the Support Agreement is validly terminated in accordance with its terms, FreshRealm has agreed not to, directly or indirectly, without the prior written consent of Parent, (i) create or permit to exist any lien, other than certain permitted liens, on any of the Subject Shares, the Company Warrants, Company Stock Options, Company RSUs (as defined below) and Company PSUs (as defined below) of which FreshRealm has record or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) (all such securities, the “Subject Securities”); (ii) transfer, sell, assign, gift, hedge, lend, pledge or otherwise dispose of (including by sale or merger, by tendering into any tender or exchange offer (except for the Offer), by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of FreshRealm’s Subject Securities, or any right or interest therein (or consent to any of the foregoing); (iii) enter into any contract with respect to any Transfer of FreshRealm’s Subject Securities or any interest therein; (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of FreshRealm’s Subject Securities; (v) deposit or permit the deposit of any of FreshRealm’s Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to any of FreshRealm’s Subject Securities, (vi) enter into any contract that is materially inconsistent with, or which would materially restrict, impair or interfere with the performance of FreshRealm’s obligations under the Support Agreement; or (vii) approve or consent to any of the foregoing. The restrictions on Transfer are subject to certain customary exceptions.

From and after the date of the Support Agreement and until the Support Agreement is validly terminated in accordance with its terms, FreshRealm, solely in its capacity as a stockholder of the Company, will not, and will direct its representatives involved in the Transactions not to: (i) directly or indirectly, solicit or initiate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information for the purpose of encouraging or facilitating, any Acquisition Proposal; or (iii) resolve or agree to do any of the foregoing; provided that, to the extent that the Company is permitted to take any action, or not prohibited from taking any action, pursuant to Section 6.1 of the Merger Agreement, FreshRealm and its representatives also shall be so permitted and/or not prohibited.
The Support Agreement will automatically terminate upon the first to occur of (i) the termination or withdrawal of the Offer or the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any modification, waiver or amendment to the Merger Agreement or the Offer that is effected without FreshRealm’s prior written consent that (x) decreases the amount, or changes the form, of consideration payable pursuant to the terms of the Merger Agreement, imposes any non-immaterial conditions, requirements or restrictions on, FreshRealm’s right to receive the consideration payable to FreshRealm or that materially delays the timing of any such payment, or (y) is otherwise in a manner adverse (directly or indirectly) to FreshRealm; or (iv) the mutual written consent of Parent and FreshRealm.
The foregoing summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
(b)
Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board set forth under the caption entitled “Item 4(a). The Solicitation or Recommendation — Recommendation of the Company Board,” the Company’s stockholders should be aware that certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement, including the Transactions, and in determining to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
The Company’s current executive officers are as follows:
Name	Position
Linda Findley	President, Chief Executive Officer and Director
Mitchell Cohen*	Interim Chief Financial Officer
Meredith L. Deutsch	General Counsel and Corporate Secretary
Theresa Leitgeb	Chief People Officer
Amber Minson	Chief Revenue Officer

*
Mitchell Cohen, a consultant to the Company engaged through a third-party agency, is currently serving as the Company’s Interim Chief Financial Officer, but is not an employee of the Company nor entitled to any payments or benefits in connection with the Transactions.

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards
Certain directors and executive officers of the Company hold (i) outstanding Shares, (ii) restricted stock units with respect to shares of Common Stock which awards vest solely based on the continued performance of services (each, a “Company RSU”), and (iii) restricted stock units with respect to shares of Common Stock which awards vest based on the achievement of one or more performance metrics and the continued performance of service (each, a “Company PSU”). None of the Company’s directors or executive officers hold Company Stock Options.
Treatment of Shares
The Company’s directors and executive officers who tender Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender their Shares into the Offer. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer of the Company that were not tendered into the Offer will be converted into the right to receive the Merger Consideration.
Consideration for Shares
The approximate value of the cash payments that each director, executive officer and named executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. The amounts set forth in the table below are based on the number of Shares held or beneficially owned by the Company’s directors, executive officers and named executive officers as of October 12, 2023 and are calculated before any taxes that may be due on such amounts are paid. The amounts set forth in the table below exclude shares of Common Stock subject to outstanding Company Stock Options, Company RSUs and Company PSUs, which are described below.
Name	Number of Shares (#)	Merger Consideration for Shares ($)
Executive Officers
Linda Findley	22,167	$288,171
Mitchell Cohen	0	$0
Meredith L. Deutsch	4,245	$55,185
Theresa Leitgeb	1,703	$22,139
Amber Minson	0	$0
Non-Employee Directors
Beverly K. Carmichael	1,830	$23,790
Jennifer Carr-Smith	3,155	$41,015
Brenda Freeman	3,155	$41,015
Elizabeth Huebner	5,806	$75,478
Amit Shah	1,853	$24,089
Equity-Based Incentive Awards
Restricted Stock Units
Pursuant to, and as further described in, the Merger Agreement, as of immediately prior to the Effective Time, (i) each Company RSU that is then outstanding but not then vested immediately prior to the Effective Time, will become vested in full and (ii) at the Effective Time, each Company RSU that is then outstanding and vested shall automatically be canceled and the holder thereof will be entitled to receive an amount of cash, without interest and less any applicable tax withholding, from the Surviving Corporation equal to the product obtained by multiplying (x) the Merger Consideration by (y) the total number of Shares underlying such vested Company RSU.
Each holder of a Company RSU that is canceled in accordance with the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the Merger Consideration described above.

The table set forth below provides information regarding the Company RSUs held by the Company’s directors, executive officers and named executive officers as of October 12, 2023.
Name	Number of Company RSUs (#)	Merger Consideration for Company RSUs ($)
Executive Officers
Linda Findley	21,232	$276,016
Mitchell Cohen	0	$0
Meredith L. Deutsch	6,677	$86,801
Theresa Leitgeb	6,667	$86,671
Amber Minson	7,169	$93,197
Non-Employee Directors
Beverly K. Carmichael	9,472	$123,136
Jennifer Carr-Smith	9,472	$123,136
Brenda Freeman	9,472	$123,136
Elizabeth Huebner	9,472	$123,136
Amit Shah	9,472	$123,136
Performance Stock Units
Pursuant to, and as further described in, the Merger Agreement, at the Effective Time, each Company PSU that is then outstanding and vested (including any Company PSU that becomes vested as a result of any applicable performance-vesting condition becoming satisfied in connection with the Merger) shall automatically be canceled and the holder thereof will be entitled to receive an amount of cash, without interest and less any applicable tax withholding, from the Surviving Corporation equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares underlying such vested Company PSU. Any Company PSU that is not vested (and does not become vested in connection with the Merger) as of immediately prior to the Effective Time shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.
Each holder of a Company PSU that is canceled in connection with the Merger Agreement will cease to have any rights with respect thereto, as described above.
The table set forth below provides information regarding the Company PSUs held by the Company’s directors, executive officers and named executive officers as of October 12, 2023 that will become vested as of immediately prior to the Effective Time based on the achievement of the applicable performance metrics.
Name	Number of Company Vested PSUs (#)	Merger Consideration for Company Vested PSUs ($)
Executive Officers
Linda Findley	4,167	$54,171
Mitchell Cohen	0	$0
Meredith L. Deutsch	2,208	$28,704
Theresa Leitgeb	1,750	$22,750
Amber Minson	0	$0

Name	Number of Company Vested PSUs (#)	Merger Consideration for Company Vested PSUs ($)
Non-Employee Directors
Beverly K. Carmichael	0	$0
Jennifer Carr-Smith	0	$0
Brenda Freeman	0	$0
Elizabeth Huebner	0	$0
Amit Shah	0	$0
Existing Employment Arrangements
Employment Agreements
The Company is party to preexisting offer letters (the “Employment Agreements”) with each of the Company’s executive officers, other than Mr. Cohen as described below under the heading “Interim Services Agreement with Randstad Professionals”, which provide that the Company may terminate such executive officer’s employment with the Company at any time and for any reason. Each of the Employment Agreements sets forth the initial compensation arrangements, as of the date of hire, for the applicable executive officer, including an initial base salary, equity award and an annual discretionary target bonus. In addition, each of the Employment Agreements provides for severance benefits for the applicable executive officer in accordance with the Severance Plan (as defined below), and certain additional severance benefits for Ms. Findley as set forth in Ms. Findley’s offer letter, as described below. In addition, under the Employment Agreements, each executive officer, other than Mr. Cohen who is subject to confidentiality restrictions via the Company’s interim services agreement with Randstad Professionals US, LLC d/b/a Tatum (“Tatum”), has agreed that, during the course of his or her employment with the Company and thereafter, such executive officer will not use or disclose, in whole or in part, any of the Company’s, or any of its users’, vendors’, or affiliates’ trade secrets, confidential and proprietary information, customer lists and information, to any person, firm, corporation or other entity for any reason or purpose whatsoever other than in the course of his or her employment with the Company or with the prior written permission of the Company Board or General Counsel of the Company or, in the case of Ms. Deutsch, of the Chief Executive Officer of the Company.
The foregoing summary and description of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the Employment Agreements attached hereto as Exhibits (e)(11) and (e)(12) and are incorporated herein by reference.
Interim Services Agreement with Randstad Professionals
The Company is party to an interim services agreement (the “Interim Services Agreement”) with Tatum. Pursuant to the Interim Services Agreement, Tatum is paid hourly fees for the services provided by Mr. Cohen. The Company also maintains officers insurance covering Mr. Cohen at all times the Interim Services Agreement remains in effect and, with respect to occurrences arising during the term of the Interim Services Agreement, for at least five years following its termination. The Company may terminate the Interim Services Agreement and the services of Mr. Cohen at any time and for any reason upon 30 days’ written notice. Upon such termination, the Company shall only be responsible for the fees that have accrued under the Interim Services Agreement through the date of termination.
The foregoing summary and description of the Interim Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Interim Services Agreement, a copy of which is filed as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated herein by reference.
Executive Severance Benefits Plan
The Company maintains an Executive Severance Benefits Plan (the “Severance Plan”), which provides certain designated eligible full-time executives of the Company or any of its subsidiaries whose position generally is at or above the level of Senior Vice President or its equivalent (the “Covered Employees”), including the Company’s named executive officers, with certain severance benefits upon the occurrence of the following events (each, a “Covered Termination”):
•
with respect to Covered Employees other than Ms. Findley, a termination without cause (as defined in the Severance Plan) prior to a change in control (as defined in the Severance Plan and which includes the Transactions contemplated by the Merger Agreement);

•
with respect to Ms. Findley, a termination without cause or a resignation for good reason (as defined in the Severance Plan), in either case prior to a change in control; and

•
with respect to all Covered Employees, a termination without cause or a resignation for good reason, in either case within twelve (12) months following a change in control, or, pursuant to Ms. Findley’s offer letter, in Ms. Findley’s case, twenty-four (24) months following a change in control (a “Change in Control Termination”).

The Severance Plan is administered by the Company Board or a committee thereof designated by the Company Board.
Pursuant to the Severance Plan, each Covered Employee who is subject to a Covered Termination is entitled to:
•
continuation of such Covered Employee’s monthly base salary (as defined in the Severance Plan) for a period of twelve (12) months in the case of Ms. Findley, or six (6) months in the case of other Covered Employees (as applicable, the “Severance Period”), following such termination;

•
in the event such Covered Employee elects to receive COBRA continuation health coverage following such termination, payment by the Company of a portion of the cost of COBRA continuation health coverage for the Covered Employee and his or her applicable dependents through the earliest of:

(i)   the end of the Covered Employee’s Severance Period,
(ii)
the date on which the Covered Employee’s new benefits plan coverage commences with a new employer, and

(iii)   the date on which such COBRA continuation health coverage is no longer in force;
•
at the request of the Covered Employee and as determined in the Severance Plan administrator’s sole discretion, the arrangement of and payment for reasonable outplacement services by the Company for up to six (6) months following the Covered Employee’s date of termination of employment;

•
any unpaid annual or other bonus earned in respect of any completed bonus period that ended prior to the date of the Covered Employee’s Covered Termination that the Severance Plan administrator determines to be payable to the Covered Employee in its discretion pursuant to the Company’s compensation program(s);

•
solely in the case of a Change in Control Termination, a lump sum payment in an amount equal to the prorated portion of the Covered Employee’s annual target bonus for the year of the Covered Termination; and

•
in the case of a Change in Control Termination, full vesting of any unvested Company equity awards held by the Covered Employee that vest based solely on continued service.

All payments and benefits provided under the Severance Plan are contingent upon the execution and effectiveness of a release of claims by the executive in the Company’s favor and continued compliance by the executive with any applicable noncompetition, non-solicitation, and other obligations owed to the Company or any of its subsidiaries.
Under the Severance Plan, the term “cause” means (i) a material breach of any material term of any applicable offer letter, or any material term of any employee confidentiality, noncompetition, non-solicitation, proprietary rights or similar agreement, with the Company or any of its subsidiaries, which breach is not cured (to the extent capable of being cured) within fifteen (15) days after the delivery by the

Company or the applicable subsidiary of written notice thereof to a Covered Employee, (ii) conviction of, or the entry of a plea of guilty or nolo contendere to, a felony offense or a crime of dishonesty against the Company or any of its subsidiaries, (iii) repeated unexplained or unjustified refusals or failures to perform any lawful, material obligation on behalf of the Company or any of its subsidiaries at the direction of the Company Board, the Chief Executive Officer, or the Covered Employee’s supervisor, which refusal or failure is not cured (to the extent capable of being cured) within fifteen (15) days after the delivery by the Company or the applicable subsidiary of written notice thereof to the Covered Employee, or (iv) willful misconduct with respect to the Company or any of its subsidiaries that results in, or is reasonably likely to result in, material harm to the Company or any of its subsidiaries.
Under the Severance Plan, the term “good reason” means, without the Covered Employee’s prior written consent, (i) a material reduction in the Covered Employee’s base salary or any bonus opportunity in effect at the time of such proposed reduction; (ii) a material diminution in the Covered Employee’s title, authority, duties, or responsibilities; (iii) with respect to any Covered Employee who at such time reports to the Chief Executive Officer of the Company, a change in such Covered Employee’s reporting arrangement that results in such employee no longer reporting to the Chief Executive Officer (or if at the time of such change there is no Chief Executive Officer, the principal executive officer) of the Company; (iv) relocation of the Covered Employee’s principal place of employment more than twenty-five (25) miles from the location at which such Covered Employee as of February 25, 2018 (or, to the extent applicable, as of the date such employee becomes a Covered Employee) principally provides services; or (v) any other action or inaction that constitutes a material breach by the Company or any of its subsidiaries of any agreement to which the Company or any of its subsidiaries, on the one hand, and the Covered Employee, on the other hand, are party. In order to establish good reason for terminating employment, the Covered Employee must provide written notice to the Company of the existence of the condition giving rise to the good reason as promptly as practicable following the time such Covered Employee became aware of the existence of such condition, the Company or the applicable subsidiary must fail to cure (to the extent capable of being cured) such condition within thirty (30) days of the date of such notice and such Covered Employee’s resignation must occur no later than one (1) year following the date such Covered Employee became aware of the existence of the condition giving rise to the good reason.
The foregoing summary and description of the Severance Plan, and the additional benefits for Ms. Findley under Ms. Findley’s offer letter, does not purport to be complete and is qualified in its entirety by reference to the Severance Plan attached hereto as Exhibit (e)(13) and is incorporated herein by reference.
Compensation Arrangements Entered into in Connection with the Transactions
Executive Officer and Director Arrangements Following the Merger
While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.
Continuing Employee Benefits
Pursuant to the Merger Agreement, Parent has agreed to provide, or cause to be provided to each employee of the Company and the Company Subsidiaries (a “Company Employee”), for a period of one (1) year following the Effective Time or such shorter period as a Company Employee remains employed, (i) a base salary or wage rate no less favorable than the base salary or wage rate provided to such employee immediately before the Effective Time, (ii) commission opportunities and annual cash bonus opportunities, in each case, that are no less favorable than the commissions and annual cash bonus opportunities, provided to such employee immediately before the Effective Time, and (iii) other employee benefits that are no less favorable, in the aggregate, than the other benefits provided to such employee immediately before the Effective Time.
In addition, pursuant to the Merger Agreement, for all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any New Plans (as defined in the Merger Agreement), each Company Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service by the Company or the Company Subsidiaries; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or provide credit under a defined benefit or frozen plan of Parent and its affiliates. In addition, and without limiting the generality of the foregoing, the Merger Agreement provides that, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is of the same type as the Company Employee Plan (as defined in the Merger Agreement) in which such Company Employee participated immediately before the Effective Time and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents.
Further, pursuant to the Merger Agreement, if any Company Employee (who is not otherwise a party to an employment agreement, offer letter or similar agreement or arrangement or any amendment or supplement of any of the foregoing, in each case that provides for a different treatment with respect to severance) whose employment is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such Company Employee would have received severance benefits under the Company’s severance guidelines, Parent will cause the Surviving Corporation to provide such Company Employee with severance benefits determined in accordance with Schedule 6.8(c) of the Company’s disclosure schedule to the Merger Agreement (which generally provides for the same severance benefits as were applicable to Company Employees prior to the Closing).
Treatment of Existing Company Benefit Plans
If requested by Parent in writing not less than five (5) business days prior to the Closing, the Company shall take (or cause to be taken) all actions necessary and appropriate to terminate all Company benefit plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code and any of the Company’s health and welfare benefit plans that are specifically requested to be terminated by Parent, provided that replacement health plans are in place such that no current participant in such plans or COBRA beneficiary (including any individual eligible to elect COBRA) experiences a period as to which health coverage is not available, and provided further that any such termination shall not affect the obligations of Parent beginning immediately following the Effective Time to provide the Continuing Benefits, with the termination of such plans to be effective no later than the day immediately preceding the Closing (but contingent upon the Closing).
Information Regarding Golden Parachute Compensation
The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions contemplated by the Merger Agreement that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions contemplated by the Merger Agreement may differ materially from the amounts set forth in the table below. For a detailed description of the treatment of outstanding equity-based incentive awards under the Merger Agreement, please refer to “— Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards” and for additional details regarding the terms of the payments described below, please refer to “— Existing Employment Arrangements.”
The table below assumes that: (i) the Effective Time will occur on October 12, 2023; (ii) the employment of each named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the Severance Plan; and (iii) the named executive officer’s base salary rates and target bonus opportunities remain unchanged. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions contemplated by the Merger Agreement, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with their terms, absent the Transactions contemplated by the Merger Agreement. The individuals named below represent the named executive officers identified in the Company’s definitive proxy statement for the 2023 annual meeting of stockholders, as filed with the SEC on April 27, 2023 (excluding Irina Krechmer, the Company’s former Chief Technology Officer, who resigned employment with the Company on August 4, 2023 and is not receiving any golden parachute compensation in connection with the Transactions).
Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Linda Findley	890,411	330,187	25,463	1,246,061
Meredith L. Deutsch	498,298	115,505	14,055	627,858

(1)
The amounts reported in this column represent cash severance amounts payable to the named executive officer pursuant to the Employment Agreements and the Severance Plan, as described above under the heading “— Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Existing Employment Arrangements”. Cash severance is comprised of (i) for Ms. Findley, an amount equal to twelve (12) months of her base salary in effect on the date her employment terminates ($500,000), (ii) for Ms. Deutsch, an amount equal to six (6) months of her base salary in effect on the date her employment terminates ($229,500), and (iii) for each of Ms. Findley and Ms. Deutsch, a prorated portion of her annual target bonus for the year her employment terminates ($390,411 and $268,798, respectively, corresponding to target amounts of 100% of base salary for Ms. Findley and 75% of base salary for Ms. Deutsch, prorated assuming the date of termination of employment is the effective date of the Merger). These amounts are “double trigger” payments.

(2)
The amounts reported in this column include the aggregate dollar value of unvested Company Stock Options, Company RSUs and Company PSUs held by the named executive officer as of October 12, 2023, all of which will be canceled at the Effective Time and converted into the rights described above under the heading “— Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards”. The value of the unvested Company Stock Options for which vesting will accelerate in connection with the Transactions is the excess, if any, of the Merger Consideration of $13.00 per share of Common Stock over the exercise price per share of such Company Stock Option. The value of unvested Company RSUs and PSUs for which vesting will accelerate in connection with the Transactions is the Merger Consideration of $13.00 per share of Common Stock. These amounts are “single trigger” payments.

Name	Value of Unvested Company Stock Options ($)	Value of Unvested Company RSUs ($)	Value of Unvested Company PSUs ($)
Linda Findley	0	276,016	54,171
Meredith L. Deutsch	0	86,801	28,704

(3)
The amounts reported in this column represent the additional benefits payable to the named executive officer pursuant to the Severance Plan, as described above under the heading “— Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Existing Employment Arrangements”. These amounts represent estimates of (i) the cost of the Company’s continued payment of COBRA continuation health coverage at the time of termination for twelve (12) months for Ms. Findley and six (6) months for Ms. Deutsch ($15,463 and $4,055, respectively), subject to the named executive officer’s timely election of COBRA and (ii) the estimated value of outplacement services to be provided to each of our named executive officers upon request following an eligible termination of employment (provided that such outplacement period shall be provided for a maximum period of six (6) months and shall end immediately if the applicable named executive officer commences new employment) (estimated value of $10,000 for each of Ms. Findley and Ms. Deutsch). These amounts are “double trigger” payments.

Director Compensation
Under the Company’s non-employee director compensation policy (the “Director Compensation Policy”), which was adopted in August 2017 and amended in April 2019, February 2020, September 2020 and May 2021, the Company’s non-employee directors receive the cash compensation set forth below, and an annual Company RSU award having an aggregate fair market value of $85,000 ($125,000 prior to September 2020) on the date of grant. Annual Company RSU awards to directors are made at each annual meeting of stockholders. Each Company RSU award granted to directors will vest in full on the earlier of the first anniversary of the date of grant and the date of the next annual stockholder meeting following the date of grant. In addition, under the Director Compensation Policy, new non-employee directors are also eligible for an initial Company RSU award having an aggregate fair market value of $85,000 on the date of grant, which is the date of such director’s initial election to the Company Board, which amount shall be prorated based on time until the Company’s next scheduled annual meeting of stockholders or, if the date of the annual meeting has not been set on the date of grant, the business day following the first anniversary of the last annual meeting. Such Company RSU award will vest in full on the first anniversary of the grant date. All Company RSU awards granted to the Company’s non-employee directors provide for the immediate acceleration of all vesting thereunder in the event of a change in control, which the Transactions will constitute. Directors may elect to defer the delivery of the shares of Common Stock that they would otherwise receive upon the vesting of the Company RSUs until the earlier of 30 days following the director’s separation from service with the Company and a change in control of the Company. In the Transactions, the Company RSUs granted to the Company’s non-employee directors will be treated in the same manner as other Company RSUs, as provided for by the Merger Agreement and as described in more detail in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”
In addition, each of the Company’s non-employee directors are eligible to receive compensation for his or her service on the Company Board or committees thereof consisting of annual cash retainers paid quarterly in arrears, as follows:
Non-Employee Director Service	Annual Cash Retainer ($)
Non-employee directors	50,000
Additional annual retainers, for service as:
• Chairperson of the Company Board	50,000
• Lead independent director, if appointed	20,000
• Chairperson of the Audit Committee	15,000
• Non-chair member of the Audit Committee	7,500
• Chairperson of the People, Culture and Compensation Committee	13,000
• Non-chair member of the People, Culture and Compensation Committee	6,500
• Chairperson of the Nominating and Corporate Governance Committee	9,000
• Non-chair member of the Nominating and Corporate Governance Committee	4,500
Indemnification, Advancement and Insurance
The Charter limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to the Company or to the Company’s stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of the Company’s directors:
•
for any breach of the director’s duty of loyalty to the Company or its stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

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for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the Company’s directors will be further limited to the greatest extent permitted by the DGCL.
In addition, the Charter provides that the Company must indemnify the Company’s directors and officers and the Company must advance expenses, including attorneys’ fees, to its directors and officers in connection with legal proceedings, subject to very limited exceptions.
The Company maintains a general liability insurance policy that covers certain liabilities of the Company’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, the Company has entered into indemnification agreements with all of the Company’s directors and executive officers. These indemnification agreements may require the Company, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of the Company’s directors.
The Merger Agreement also provides that, from the Effective Time through the six (6)-year anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws or other organizational documents of the Surviving Corporation and its subsidiaries shall contain, and Parent shall cause the certificate of incorporation and bylaws or other organizational documents of the Surviving Corporation and its subsidiaries to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party (as defined in the Merger Agreement) that are set forth in the Charter and bylaws of the Company (and with respect to each such subsidiary, the comparable organizational documents of such subsidiary) as in effect on the date of the Merger Agreement. Subject to the next sentence, the Surviving Corporation shall either (i) maintain, and Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the Transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not exceed 300% of the last annual premium paid prior to the Effective Time for the Current D&O Insurance (the “Maximum Premium”), or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current D&O Insurance (the “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term. If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or cancelled during such six (6)-year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance. Notwithstanding anything to the contrary in the Merger Agreement, the Company may, prior to the Effective Time, purchase a Reporting Tail Endorsement, provided that the Company does not pay more than six (6) times the Maximum Premium for such Reporting Tail Endorsement. If a Reporting Tail Endorsement has been purchased by the Company prior to the Effective Time, Parent and the Surviving Corporation shall cause such Reporting Tail Endorsement to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation.
The foregoing summary and description of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(6), (e)(1) and (e)(8) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
Rule 14d-10(d) Matters
The Merger Agreement provides that, prior to the earlier of (i) the time at which the Merger Agreement is terminated in accordance with its terms and (ii) the Acceptance Time, the People, Culture and Compensation Committee (the ‘‘Compensation Committee’’) of the Company Board shall have taken all such steps as may reasonably be necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company.

Section 16 Matters
Prior to the Effective Time, the Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company and who would otherwise be subject to Rule 16b-3 promulgated under the Exchange Act to be exempt under such rule to the extent permitted by applicable law.
Item 4.   The Solicitation or Recommendation.
(a)   Recommendation of the Company Board.
At a meeting held on September 28, 2023, after careful consideration, the Company Board unanimously: (i) determined and declared the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and conditions set forth in the Merger Agreement, are advisable, and in the best interests of, Blue Apron and its stockholders, (ii) resolved that Blue Apron was authorized to enter into and is authorized to perform its obligations under the Merger Agreement, providing for the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger will be effected as soon as practicable following the consummation of the Offer and will be governed by and effected under Section 251(h) and the other relevant provisions of the DGCL and (iv) recommended that Blue Apron’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
The Company Board unanimously recommends on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A copy of the joint press release issued by Parent and the Company, dated September 29, 2023, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.
(b)   Background of the Offer and the Merger
The Company Board, together with members of Blue Apron’s senior management, regularly reviews and assesses Blue Apron’s operations, financing requirements and industry developments in the context of its strategic plans and, in connection with this review and assessment, periodically considers business development opportunities, capital raising opportunities and other strategic alternatives, including in light of challenges in the capital markets, liquidity considerations, Blue Apron’s stock price, and various competitive and business challenges. Blue Apron also, from time to time, has engaged in discussions with various parties regarding potential business transactions.
During the fall of 2021 and throughout 2022, the Company Board evaluated and executed a number of financing transactions, including a rights offering backstopped by an individual investor and certain of his affiliates (“Investor”) and concurrent private financing transactions with Investor and other investors in the fall of 2021, additional private investments from Investor in 2022 and $30.0 million of indebtedness under a note purchase and guarantee agreement, dated May 5, 2022, with a lender (as amended, the “note purchase agreement”), the proceeds of which were used to refinance Blue Apron’s previous debt facility. In April 2022, Investor also contractually committed to purchase in the future additional shares of Blue Apron’s Common Stock for incremental gross proceeds of $20.0 million, which amount was later increased in 2022 to approximately $56.5 million. Despite several extensions in the summer and fall of 2022, Investor failed to close and fund the remaining purchase of Blue Apron’s shares of Common Stock as required under the securities purchase agreement between Blue Apron and Investor, as amended, (other than a $1.0 million purchase in December 2022) and the Company Board does not anticipate receiving any of such funds, and, as publicly stated in its Quarterly Report on Form 10-Q for the second quarter of 2023, continues to evaluate its options and potential remedies regarding Investor.
Over the course of the fall and winter of 2022, the Company Board continued evaluating strategic and financing alternatives. In September 2022, the Company Board authorized Blue Apron’s senior management team to engage a capital markets advisor and in October 2022, the Company Board approved the engagement of such an advisor (the “financing alternatives advisor”) to advise Blue Apron with respect to capital markets and private financing opportunities, including an at-the-market equity offering executed in October 2022. In late October 2022, following completion of the at-the-market equity offering, Blue Apron and the financing alternatives advisor entered into a new engagement letter with respect to continued services relating to capital markets and private financing opportunities, as well as potential opportunities to restructure or refinance Blue Apron’s existing indebtedness. Following informal discussions over the previous months, on October 20, 2022, the Company engaged Jefferies LLC (“Jefferies”) as financial advisor with respect to a potential strategic transaction, based on Jefferies’ qualifications and industry experience, as the Company Board had authorized in August 2022.
Further, periodically since 2020, Blue Apron had been engaged, at various intervals and with periods in which no discussions occurred, in preliminary, exploratory discussions about a potential strategic transaction with a company referred to as Party A. Pursuant to a non-disclosure agreement (which contained a standstill, which standstill automatically terminated upon announcement of the Merger Agreement), Party A and Blue Apron periodically exchanged certain business information.
On January 12, 2023, the Company Board held a meeting by videoconference in which members of Blue Apron management and representatives of Jefferies and Wilmer Cutler Pickering Hale & Dorr LLP, Blue Apron’s outside legal counsel (“WilmerHale”), were present. Blue Apron management reviewed for the Company Board various business updates, including regarding Blue Apron’s results of operations and performance, liquidity and cash flow considerations, the status of discussions with Investor regarding the timing and likelihood of closing the obligated financing, and the status of discussions with Party A. Representatives of Jefferies presented to the Company Board, and discussed with the Company Board potential strategic and financial counterparties that could have potential interest in a strategic transaction with Blue Apron, including an acquisition of Blue Apron. Following discussion, the Company Board directed Blue Apron management and representatives of Jefferies to contact the parties discussed with Jefferies to gauge their interest in a potential transaction.
Over the course of January through April 2023, at the Company Board’s direction, representatives of Jefferies contacted over 65 potential counterparties, including 39 potential strategic counterparties and 26 potential financial counterparties, to determine the level of interest in a potential strategic transaction with Blue Apron, and requested that they sign non-disclosure agreements with Blue Apron and engage in confidential discussions regarding a potential transaction. From January through April 2023, 16 parties signed non-disclosure agreements with Blue Apron (all of which contained a standstill, and all of these standstills terminated automatically upon announcement of the Merger Agreement), and 8 engaged in one or more diligence sessions with Blue Apron management. None of the additional parties, other than Party A, contacted by Jefferies submitted a proposal or other offer with respect to a potential transaction with Blue Apron.
From January through April 2023, Party A and Blue Apron continued to engage in preliminary, exploratory discussions regarding a potential strategic transaction. In January and February of 2023, Blue Apron and Party A sent each other certain high-level, non-binding indications reflecting pro forma ownership ratios for a combined company. These discussions did not lead to the sharing or negotiation of any definitive documentation, or an alignment regarding key terms. In early March 2023, Party A informed Blue Apron that, while it was not terminating discussions with Blue Apron, it was also considering a separate, standalone capital raising transaction. Further, at meetings held on March 2, 2023 and March 9, 2023, respectively, the Company Board, following discussion with Blue Apron management and representatives of Jefferies, determined that, based on an analysis of the anticipated financial profile of the combined company, including the combined company’s anticipated level of cash and indebtedness, for a transaction to be in the best interest of the Company’s stockholders, an outside investor would need to agree to provide additional capital to the combined company. Representatives of Jefferies reported to the Company Board that certain of the potential financial counterparties it had spoken to regarding a strategic transaction with Blue Apron had indicated that, while not currently interested in a transaction with a stand-alone Blue Apron, might be interested in a transaction to finance a combined Blue Apron and Party A. The Company Board directed representatives of Jefferies and Blue Apron management to engage in discussions with Party A on that basis, and to coordinate outreach to potential investors or financial counterparties who would be willing to finance a combined company transaction. From March through April 2023, representatives of Jefferies and Party A’s financial advisor contacted 13 potential counterparties, of whom 7 signed joint three-way non-disclosure agreements (each of which contained a standstill, in each case which terminated automatically upon announcement of the Merger Agreement) permitting Blue Apron, Party A and the potential counterparty to share information. None of the potential counterparties made any proposal or otherwise indicated a willingness to finance or otherwise engage in a transaction with Blue Apron and Party A. In late April 2023, Party A informed Blue Apron that, while it was not permanently terminating discussions with Blue Apron, it was focused on its alternative capital raising transaction and would not be engaging in further discussions regarding a either a business combination with Blue Apron or a combined company transaction with third-party financing until completion of its capital raising transaction.
On March 15, 2023, Blue Apron entered into a waiver, consent, and amendment to its note purchase agreement, pursuant to which Blue Apron agreed to pay the full outstanding principal balance on the senior secured notes in four amortization installments, including all accrued and unpaid interest, as follows: $7.5 million paid in connection with the signing of the applicable amendment to the note purchase agreement; $7.5 million to be paid on April 15, 2023; $7.5 million to be paid on May 15, 2023; and $7.5 million to be paid on June 15, 2023.
Beginning in January 2023, FreshRealm, an existing supplier to Blue Apron, approached Blue Apron regarding a potential commercial and financial transaction and requested initial diligence materials at such time, and, in March 2023, FreshRealm and the Company discussed a potential transaction whereby FreshRealm would acquire substantially all of the production and fulfillment operations and assets of Blue Apron in exchange for an upfront payment, and Blue Apron and FreshRealm would concurrently execute long-term commercial arrangements under which FreshRealm would become Blue Apron’s exclusive supplier of meal kits, and as a result Blue Apron would pivot to an asset-light business model. From March 2023 through May 14, 2023, Blue Apron and FreshRealm engaged in discussions of a potential asset-light transaction, while representatives of Jefferies as well as the financing alternatives advisor, continued to engage in discussions with potential counterparties regarding alternative strategic and financing transactions, respectively.
On April 29, 2023, an executive of a company referred to as Party B approached a former member of Blue Apron’s management, and asked to be connected with a current member of Blue Apron’s management regarding a potential commercial arrangement, and the former member of Blue Apron’s management introduced Ms. Findley to the executive of Party B.
On May 1, 2023, the Company Board held a joint meeting of the audit committee and full board of directors by videoconference in which members of Blue Apron management and representatives of WilmerHale were present. During the meeting, Blue Apron management reviewed for the audit committee and full board Blue Apron’s financial results for the first quarter of 2023, with a focus on Blue Apron’s going concern analysis and liquidity constraints. In particular, Blue Apron management discussed the Company’s cash flow forecast, including that, absent additional funding, and in light of Blue Apron’s obligation to repay its indebtedness in the coming weeks under the note purchase agreement, it was likely that Blue Apron’s cash flows would not be sufficient for Blue Apron to meet its current obligations as early as the middle of June 2023. Blue Apron management then reviewed for the Company Board the status of negotiations with FreshRealm, as well as the limited availability of other debt or equity financing alternatives on the timeline required by Blue Apron. Blue Apron management further reviewed for the Company Board FreshRealm’s request that, to continue negotiations regarding a potential transaction, Blue Apron would be required to enter into an exclusivity agreement with FreshRealm. The terms of the proposed exclusivity agreement would prohibit Blue Apron from engaging in discussions or negotiations regarding the sale of its production and fulfillment assets in any arrangement similar to those being discussed with FreshRealm, or otherwise to engage in any transaction which would have the effect of prohibiting Blue Apron from being able to consummate the potential transactions then under discussion with FreshRealm, until June 30, 2023, or until May 15, 2023 if by such date no letter of intent had been executed between the parties and FreshRealm had ceased to diligently work in good faith towards such potential transaction (provided that the proposed exclusivity agreement would permit Blue Apron to continue discussions regarding standalone financing opportunities). Representatives of WilmerHale reviewed the fiduciary duties of directors in connection with granting exclusivity, including factors for the Company Board to consider, and Blue Apron management reviewed for the Company Board the comprehensive strategic review process undertaken by its financial advisors, including that representatives of Jefferies and the financing alternatives advisor had contacted over 65 potential counterparties as well as the circumstances of Blue Apron’s liquidity constraints and limited cash runway and impending obligations if it was forced to commence an in-court bankruptcy or restructuring proceeding. Following discussion, the Company Board directed Blue Apron management to execute the proposed exclusivity agreement with FreshRealm on the terms discussed.
On May 3, 2023, Blue Apron executed the exclusivity agreement with FreshRealm on the terms discussed with the Company Board.
On May 4, 2023, Blue Apron filed its Quarterly Report on Form 10-Q for the first quarter of 2023, in which it publicly disclosed that, although Blue Apron had been reviewing a number of potential alternatives regarding its liquidity, including identified and to be identified cost reduction initiatives, monetizing the collateral pledged to Blue Apron by the Investor, and/or securing alternative sources for additional financing, including raising additional capital through an at-the-market equity offering launched on February 10, 2023, Blue Apron’s then current forecast of future cash flows indicated that its cash flows would not be sufficient for the Company to meet its current obligations as early as the middle of June 2023 and Blue Apron could be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, suspend or curtail planned programs, and/or to commence bankruptcy proceedings or take other similar actions.
On May 5, 2023, Ms. Findley had an introductory videoconference with the chief executive officer of Party B, at the request of Party B, to discuss the viability of a potential commercial arrangement, including with respect to potential arrangements regarding logistics, unrelated to the assets and operations which were the subject of the proposed FreshRealm transactions. Ms. Findley indicated that Blue Apron would be open to discussing a potential business relationship, and they discussed setting up a follow up call in the coming weeks.
On May 15, 2023, the Company Board held a meeting by videoconference in which members of Blue Apron management and representatives of Jefferies and WilmerHale and Richards, Layton & Finger LLP, Blue Apron’s Delaware counsel (“Richards Layton”), were present. Blue Apron management reviewed for the Company Board the key terms of the proposed non-binding letter of intent with FreshRealm, including regarding the upfront cash purchase price, assets to be transferred, treatment of employees, intellectual property matters, indemnification and other post-closing recourse matters, key terms of the long-term commercial agreements and warrant provisions. Blue Apron management also reviewed with the Company Board its financial results, operations, and cashflows, as well as the likely implications and timeline for a potential in-court restructuring process, which, absent additional funding, Blue Apron management estimated would occur as early as mid-June 2023. Following discussion, the Company Board directed Blue Apron management to execute the non-binding letter of intent with FreshRealm, as well as to publicly announce its execution.
Later on May 15, 2023, Blue Apron and FreshRealm executed the non-binding letter of intent, and on May 16, 2023, Blue Apron announced the execution of the non-binding letter of intent with FreshRealm, including a description of the key terms of the proposed transaction and of Blue Apron’s intent to shift to an asset-light model.
From May 16, 2023 through June 8, 2023, Blue Apron, FreshRealm and their respective advisors negotiated and finalized definitive documents, and conducted and finalized due diligence, for the proposed acquisition of substantially all of the assets related to the Company’s production and fulfillment operations.
On May 21, 2023, Party A submitted a letter to Blue Apron stating that it had signed definitive agreements for Party A’s capital raising transaction and proposing to offer short-term financing to Blue Apron, to be secured by substantially all assets of Blue Apron and pari passu with its indebtedness under the note purchase agreement, in lieu of completing the announced FreshRealm transactions. On May 22, 2023, Party A sent a revised version of this proposal, reflecting certain clarifications. Representatives of Blue Apron responded to Party A that it did not believe it could engage in such discussions under the terms of its exclusivity agreement with FreshRealm, and in any event was focused on completing the FreshRealm transaction consistent with its public statements.
On May 26, 2023, Ms. Findley and the chief executive officer of Party B had a videoconference, during which they discussed Blue Apron’s announced non-binding letter of intent with FreshRealm and Blue Apron’s desire to finalize that transaction as rapidly as practicable. The chief executive officer of Party B raised the possibility of Party B making a proposal to acquire Blue Apron, but noted Party B’s expectation that such proposed acquisition would be conditioned on completion of Blue Apron’s transaction with FreshRealm. On June 1, 2023, Party B sent to Blue Apron a confidential non-binding proposal, with respect to its purchase of all of the outstanding fully-diluted equity of Blue Apron. The non-binding proposal was expressly conditioned on completion of Blue Apron’s proposed transaction with FreshRealm. The proposal indicated a price range of $8.40 to $9.60 per share of Blue Apron’s Common Stock (after giving effect to Blue Apron’s 1-for-12 reverse-stock-split effected on June 7, 2023 (the “Reverse Split”)), which implied a 25%-43% premium to the closing price of Blue Apron’s Common Stock on May 31, 2023. The proposal requested a 45-day exclusivity period, and stated that, if exclusivity was not granted, the proposal would expire on June 8, 2023. Following receipt of the proposal, Blue Apron management communicated to Party B that, including as contemplated by Party B’s proposal and as previously discussed, Blue Apron was focused on finalizing the FreshRealm transaction, and also was not in position to grant exclusivity at such time, but would be open to revisiting the conversation following the closing of the FreshRealm transaction.
On June 8, 2023, the Company Board held a meeting by videoconference in which members of Blue Apron management and representatives of WilmerHale were present. Blue Apron management and representatives of WilmerHale reviewed with the Company Board the key terms of the proposed transactions with FreshRealm, including the sale of Blue Apron’s operational infrastructure, the terms of the long-term commercial arrangements, the upfront cash purchase price of $25.0 million and the terms of the warrant to be issued to FreshRealm. Blue Apron management also reviewed with the Company Board Blue Apron’s prospects and liquidity position and alternatives absent a transaction with FreshRealm, as well as a pro forma forecast for Blue Apron assuming the closing of the FreshRealm transaction, repayment of Blue Apron’s outstanding indebtedness under the note purchase agreement, and shift to an asset-light model, including with FreshRealm acting as exclusive supplier for the substantial majority of Blue Apron’s products. Representatives of WilmerHale then reviewed with the Company Board its fiduciary duties in connection with approving such a transaction. Further, Blue Apron management discussed with the Company Board the proposal received from Party B, including that it was expressly conditioned on completing the FreshRealm transaction and, following discussion, the Company Board agreed that granting exclusivity would not be appropriate at such time. Following discussion, the Company Board indicated support for to the approval of the definitive documents for the FreshRealm transaction, on the terms and conditions discussed with Blue Apron management, and directed Blue Apron management to finalize negotiation of the definitive documents for the transactions. Later on June 8, 2023, the Company Board approved the final forms of the definitive documents for the transactions by unanimous written consent.
On June 9, 2023, Blue Apron and FreshRealm executed the definitive documents for the transaction, and, also on June 9, 2023, Blue Apron issued a press release announcing the execution of the definitive documents for, and simultaneous closing of, the transactions, as well as that it had repaid in full all obligations under its note purchase agreement, and had thereby eliminated all of its debt for borrowed money. Blue Apron’s arrangements with FreshRealm, including a description of the key terms of the transaction, are more fully described in Blue Apron’s Current Report on Form 8-K filed on June 12, 2023.
On June 15, 2023, the Company Board held a meeting by videoconference in which members of Blue Apron management were present. Members of Blue Apron management reviewed with the Company Board a variety of topics, including the status of integration and transition following the closing of the FreshRealm transaction, whether a fee would be payable to Jefferies in connection with the closing of the FreshRealm transaction, the status of discussions with the Investor including regarding the low likelihood of funding and potential next steps by Blue Apron to enforce the Investor’s obligations, potential sources of third party financing to fund Blue Apron’s stand-alone plans (including under its at-the-market public offering facility), and the resumption of outreach regarding a potential strategic transaction. In particular, the Company Board and Blue Apron management discussed the potential attractiveness of Blue Apron as an acquisition target given that it had now repaid its indebtedness under its note purchase agreement and was asset-light, as well as the appropriate responses to the proposal from Party B. The Company Board and Blue Apron management also discussed reengaging with Party A. Following discussion, the Company Board directed Blue Apron management to work with Jefferies to reengage in a broader outreach to potential counterparties to a strategic transaction, and to engage in diligence with Party B and to reengage with Party A. In light of this, the Company Board directed Blue Apron management to agree to pay Jefferies an additional fee of $1.5 million for Jefferies’ work on the FreshRealm transaction, with $750,000 of such fee to be creditable against a future strategic transaction for which Jefferies would be entitled to a fee.
From June 16, 2023 through August 17, 2023, at the direction of the Company Board, Blue Apron management and representatives of Jefferies engaged with Party A and Party B, and representatives of Jefferies contacted or recontacted 21 potential counterparties, including Wonder, to gauge potential interest in acquiring a now asset-light Blue Apron. This group was composed of thirteen strategic counterparties (including Party A and Party B), and ten financial counterparties. Blue Apron management, with the assistance of Jefferies, identified the potential parties to engage with, all of whom had shown interest or otherwise engaged with Blue Apron or its advisors following earlier outreach efforts prior to the FreshRealm transaction, with the exception of Wonder and Party B. In addition to Wonder, Party A, and Party B, three additional parties executed non-disclosure agreements during this period, each of which included a standstill and each of which terminated upon announcement of the Merger Agreement.
On June 23, 2023, Ms. Findley and the chief executive officer of Party B met by telephone, in which they discussed next steps regarding Party B’s proposal, including finalizing a non-disclosure agreement. On June 26, 2023, Blue Apron and Party B executed a non-disclosure agreement, which included a standstill.
On June 26, 2023, Ms. Findley and the chief executive officer of Party A met by videoconference to discuss potential strategic opportunities between them, including in light of Party A’s ongoing capital-raise transaction and in light of the closing by Blue Apron of the FreshRealm transaction. During the meeting, the chief executive officer of Party A indicated that Party A would be submitting an updated proposal to Blue Apron in the coming days.
From June 26, 2023 through September 20, 2023 Blue Apron management and management of Party B and their respective financial advisors engaged in various business due diligence discussions.
On June 29, 2023, Ms. Findley received a non-binding proposal for a strategic transaction from Party A, setting forth a high-level overview of the terms on which Party A would acquire Blue Apron. The non-binding proposal from Party A provided for a stock-for-stock merger in which Blue Apron stockholders would receive shares of Party A’s stock, which was publicly listed outside of the United States, valuing Blue Apron in the range of $7.50 to $8.00 per share of Blue Apron Common Stock, reflecting a 32% to 41% premium to Blue Apron’s closing stock price on June 28, 2023. The proposal noted that Party A continued to be focused on its alternative capital-raising transaction, but Party A was interested in resuming negotiations with Blue Apron in the interim.
On June 29, 2023, Ms. Findley and the chief executive officer of FreshRealm spoke, during which conversation Ms. Findley informed the chief executive officer of FreshRealm that Blue Apron had received certain non-binding proposals for a potential strategic transaction, and it was evaluating them in due course, and further requesting permission to share, on a confidential basis, unredacted copies of Blue Apron’s agreements with FreshRealm with potential counterparties. The chief executive officer of FreshRealm agreed that Blue Apron was permitted to share the unredacted agreements with the strategic counterparties with which it was in discussions, namely Party A and Party B, without such parties being identified to FreshRealm.
On July 19, 2023, representatives of Blue Apron, Party B, Jefferies and Party B’s financial advisor attended a due diligence meeting focused on consumer marketing strategies, costs and return on marketing investment.
On July 23, 2023, a representative of Jefferies made an introduction between Ms. Findley and Marc Lore, the founder and chief executive officer of Wonder .
On July 26, 2023, the Company Board held a meeting by videoconference in which members of Blue Apron management were present. Members of Blue Apron management reviewed with the Company Board a variety of business and other topics, including a review of the Forecasts (as defined below) to be provided to potential counterparties reflecting the Company’s business and operations following the FreshRealm transaction, an update regarding the status of discussions with Party A and Party B, and the introduction to Wonder and the schedule of upcoming meetings between Ms. Findley and Mr. Lore scheduled for the following week. In particular, Blue Apron management and the Company Board discussed the additional due diligence work that was required to progress the proposals from Party A and Party B, respectively, including, in the case of Party A, additional work regarding potential business synergies. Following discussion, the Company Board approved the Forecasts to be delivered to potential counterparties and to Jefferies, and further directed Blue Apron management, working with representatives of Jefferies, to, among other things, meet with Wonder and to continue discussions with Party A and Party B. For more information about the Forecasts, please refer to the section entitled “— Certain Company Forecasts” beginning on page 38 of this Schedule 14D-9.
On July 28, 2023, Ms. Findley and the chief executive officer of Party A met via teleconference to discuss the feedback from the Company Board regarding Party A’s proposal, as well as to discuss setting up additional management due diligence calls. From July 26, 2023 through September 19, 2023, Blue Apron management and management of Party A and their respective financial advisors engaged in various business due diligence discussions, including regarding potential synergies and expected liquidity and cash flow needs of the combined company.
On August 1, 2023, Blue Apron and Wonder executed a non-disclosure agreement, which contained a standstill. On August 1, 2023, Ms. Findley and Mr. Lore met in person to discuss the business and operations of each of Blue Apron and Wonder and the potential rationale for a strategic transaction between the two companies.
On August 4, 2023, members of Wonder management and members of Blue Apron management, as well as representatives of Jefferies, met in person to discuss Blue Apron’s and Wonder’s respective businesses, and the potential strategic rationale for a combination of the two companies.
From August 4, 2023 through August 10, 2023, members of Blue Apron management, with the assistance of representatives of Jefferies, engaged in due diligence discussions with members of Wonder’s management. On August 10, 2023, Wonder and Blue Apron executed an amendment to the non-disclosure agreement to reflect certain clarifying amendments.
On August 6, 2023, the chief executive officer of FreshRealm agreed that Blue Apron could share the unredacted agreements with another potential counterparty, namely Wonder, without such party being identified to FreshRealm.
On August 10, 2023, Wonder submitted to Blue Apron a confidential, non-binding proposal to acquire 100% of the issued and outstanding equity interests of Blue Apron, in an all-cash transaction for a total equity value of $70 million payable to holders of all outstanding equity instruments of Blue Apron (which, Jefferies calculated to imply a per share price of $8.77). The proposal stated it was not subject to any financing contingencies, and would be fully funded with cash on the balance sheet of Wonder and fully committed financing to be provided by Mr. Lore prior to signing a definitive acquisition agreement. The proposal stated that Wonder was ready to complete diligence and execute definitive documents within 30 days of the date that Blue Apron responds to Wonder’s remaining diligence requests.
On August 11, 2023, representatives of Blue Apron, Wonder and Jefferies attended a financial due diligence meeting by videoconference.
Following receipt of the proposal from Wonder, representatives of Jefferies contacted each of Party A and Party B and requested updated proposals before Blue Apron’s upcoming board meeting on August 17, 2023, so the Company Board could evaluate this proposal alongside the others at its upcoming meeting.
On August 16, 2023, representatives of Party A and representatives of Blue Apron, including Ms. Carr-Smith and Ms. Findley, met in person to discuss various topics, including a review of mutual due diligence conducted to date, potential synergies between the two companies, the status of Party A’s recent capital raise transactions, and Blue Apron’s desire that the stock issued in any stock-for-stock transaction between the two companies be liquid and tradeable by legacy Blue Apron stockholders based in the United States.
On August 16, 2023, Party A submitted a non-binding proposal, which provided for a stock-for-stock merger in which Blue Apron stockholders would receive shares of Party A’s stock, which was publicly listed outside of the United States, at a fixed exchange ratio with a value of $10.00 per share of Blue Apron Common Stock, reflecting a 34% premium to Blue Apron’s closing stock price on August 15, 2023, and a pro forma ownership split in which Blue Apron stockholders would own 46% of the combined company. The proposal stated that this value was subject to potential downward adjustment if Blue Apron failed to achieve certain mutually to be agreed to financial and operating targets. The proposal noted that Party A was committed to finding a mechanism to enable legacy Blue Apron stockholders the ability to trade their securities post-closing on US markets for a period of 12 months. The proposal letter from Party A also noted that it was nearing completion of its proposed capital raising transaction, and had already raised incremental capital in the intervening period, which it believed made it a more attractive counterparty. Further, Party A requested a six-week exclusivity period, beginning upon receipt of comprehensive due diligence information.
Also on August 16, 2023, Party B submitted a non-binding proposal to acquire 100% of the fully diluted outstanding shares of Blue Apron Common Stock, at a purchase price range of $8.50 to $9.00 per share in cash, reflecting a 14-21% premium to Blue Apron’s closing price per share on August 15, 2023. The proposal stated that Party B expected to be able to complete due diligence and sign a definitive agreement in approximately four weeks, and that it could close a transaction before the end of 2023. Party B also requested a direct meeting including each of Party B, Blue Apron and representatives of FreshRealm, to discuss the relevant agreements including how Party B’s existing business could be impacted. The proposal also stated that it would not be subject to any financing contingency, and the purchase price would be funded by a combination of cash on hand and by access to an undrawn revolving credit facility.
On August 17, 2023, the Company Board held an in-person meeting in which members of Blue Apron management and representatives of WilmerHale were present, and at which representatives of Jefferies attended by videoconference, and at which the financing alternatives advisor joined at a later time in the meeting. During the meeting, representatives of Jefferies and Blue Apron management reviewed with the Company Board the proposals from each of Wonder, Party A and Party B, including that, given that the proposals from Wonder and Party B were all-cash offers, they would likely be able to be closed more quickly than Party A’s stock-for-stock proposal. Following discussion, the Company Board directed Blue Apron management and representatives of Jefferies and WilmerHale to continue discussions with, and to continue providing due diligence materials to, each of Wonder, Party A and Party B and their respective representatives, to provide an “auction form” of agreement and plan of merger prepared by WilmerHale to each of Wonder and Party B (reflecting an all-cash transaction structured as a tender offer to maximize speed to closing), to request further details regarding Party A’s proposed transaction structure, and to request that each party submit revised proposals and markups of the definitive merger agreement by the week of September 11. The Company Board further determined that, while Blue Apron personnel and representatives of WilmerHale should make themselves available to discuss any diligence questions the parties have regarding the FreshRealm documentation, no potential counterparty should be permitted to have direct access to FreshRealm until later in the process. Later in the meeting, after representatives of Jefferies had left the meeting, representatives of the financing alternatives advisor reviewed with the Company Board various potential financing opportunities to fund the ongoing operations of Blue Apron on a standalone basis. Also on August 17, 2023, at the direction of the Company Board, representatives of Jefferies, pursuant to the Company Board’s instructions, delivered the messages regarding process timing to each of Wonder, Party and Party B.
On August 18, 2023, representatives of Blue Apron provided each of Wonder and Party B with an “auction” form of agreement and plan of merger, prepared by WilmerHale.
From August 18, 2023 through August 29, 2023, management of Blue Apron, and representatives of each of Jefferies and WilmerHale continued to respond to due diligence inquiries and engaged in due diligence discussions with each of Wonder, Party A and Party B. On August 21, 2023, Party A submitted a letter to clarify and amend certain aspects of its August 16 proposal, including to reiterate its fixed exchange ratio proposal with a value to Blue Apron stockholders of $10.00 per share, as well as to consider removing the downside protection mechanism referenced in its August 16 proposal.
On August 26, 2023, representatives of Jefferies called Ms. Findley to inform her that Jefferies had identified a potential conflict with respect to its representation of Blue Apron, arising from a potential future relationship with Wonder, and discussed the termination of Jefferies as financial advisor. On August 30, 2023, a representative of WilmerHale spoke by teleconference with outside counsel for Jefferies, to learn additional details regarding the potential conflict, which involved a potential engagement of Jefferies by Wonder regarding a potential future unrelated financing transaction.

From August 26, 2023 through August 30, 2023, representatives of WilmerHale, Richards Layton, Blue Apron management and members of the Company Board, including Ms. Carr-Smith, the chair of the Company Board, met to discuss the potential conflict identified by Jefferies, potential next steps and implications for the process with the potential counterparties. At the direction of Ms. Carr-Smith, Blue Apron management began to identify potential investment banking firms that could replace Jefferies as Blue Apron’s financial advisor.
On August 27, 2023, Ms. Findley contacted the chief executive officer of Party B to ask if he or a member of his team would be interested in a due diligence discussion with senior leadership of Blue Apron, including to ensure that Party B’s diligence and strategic questions were being answered appropriately. On August 29, 2023, Ms. Findley and the chief executive officer of Party B met by videoconference for a management diligence meeting, during which representatives of Party B asked due diligence questions about Blue Apron’s business, and requested a call directly with FreshRealm.
On August 28, 2023, Mr. Lore sent an email to Ms. Findley indicating that Wonder’s outside legal counsel, Fenwick & West LLP (“Fenwick”), would be sending a revised draft of the auction form of agreement and plan of merger to WilmerHale, and that Wonder remained motivated to consummate a transaction. The email also stated that the price indicated in its August 10, 2023 proposal continued to represent a significant premium, and further that Wonder remained excited to continue Blue Apron’s partnership with FreshRealm. The email also requested further confirmatory diligence information, and a direct meeting with FreshRealm, and emphasized Wonder’s desire to move quickly. Later on August 28, 2023, representatives of Fenwick provided a markup of the agreement and plan of merger to representatives of WilmerHale, which reflected various changes and requests to the form provided by WilmerHale, including a “breakup” fee payable by Blue Apron in certain customary situations equal to 6% of the equity value of Blue Apron represented by the transaction.
On August 30, 2023, the Company Board held a meeting by videoconference in which members of Blue Apron management and representatives of WilmerHale and Richards Layton were present. At the meeting, Blue Apron management reviewed for the full board the relevant facts of the potential conflict identified by Jefferies. The Company Board asked questions of Blue Apron management, and of representatives of WilmerHale and Richards Layton, and discussion ensued regarding the implications for the transaction process and the terms of any potential termination of the engagement with Jefferies. Following discussion, the Company Board determined that Jefferies’ engagement should be terminated and directed Blue Apron management and WilmerHale to finalize the terms of Jefferies’ termination as Blue Apron’s financial advisor. Further, Blue Apron management advised the Company Board that it had spoken with and received proposals from several potential financial advisors to replace Jefferies, including J.P. Morgan Securities LLC (‘‘J.P. Morgan’’), and the Company Board discussed the qualifications, expertise, reputation and merits of each, including in light of the Company Board’s desire to ensure that a change in financial advisor would not adversely affect Blue Apron’s process and ongoing negotiations with potential counterparties. The Company Board directed Blue Apron management to finalize negotiations with J.P. Morgan and another financial advisor, but to prioritize J.P. Morgan based on its reputation, experience, and expertise. The Company Board further directed Blue Apron management to inform each of Wonder, Party A and Party B that Jefferies would cease to act as Blue Apron’s financial advisor, but that Blue Apron expected to continue with its process, including responding to due diligence inquiries, and that Blue Apron would put them in contact with its new financial advisor as soon as the engagement was finalized, which representatives of Blue Apron management did later that day.
From August 30, 2023 through September 4, 2023, representatives of WilmerHale, at the direction of Blue Apron management, and Ms. Carr-Smith negotiated with outside counsel to Jefferies to finalize the terms of the termination of Jefferies’ engagement pursuant to a termination agreement, dated September 4, 2023, between Blue Apron and Jefferies, which provided that, among other things, Jefferies’ engagement by Blue Apron was terminated in full, Jefferies would not be entitled to any fee, payment or other compensation in connection with any strategic transaction or any other matter (including pursuant to any “tail fee” or similar payment), Jefferies would provide certain information and assistance, as requested, to Blue Apron and its successor financial advisor regarding its service as Blue Apron’s financial advisor prior to termination, and Jefferies would reimburse Blue Apron for $750,000 of the fees previously paid to it, which fees had been previously agreed to be credited against a future strategic transaction for which Jefferies served as financial advisor.

During this period, Blue Apron and J.P. Morgan finalized the terms of their engagement, memorialized in an engagement letter dated September 3, 2023. From August 30, 2023 through September 7, 2023, Blue Apron management, as well as Ms. Carr-Smith, and informed representatives of J.P. Morgan as to the status of the strategic process to date, including the status of diligence, and Blue Apron’s business and financials, and representatives of J.P. Morgan held introductory calls with representatives of each of Wonder, Party A and Party B. Representatives of J.P. Morgan recommended to Blue Apron that, given the transition of financial advisor, J.P. Morgan distribute a written “process letter” requesting final proposals from the potential counterparties by September 19, 2023, which would emphasize the need for certainty of financing, a markup of the auction form of agreement and plan of merger previously provided by WilmerHale, confirmation that due diligence is substantially complete, and confirmation that the only items the potential counterparties would seek from FreshRealm would be that FreshRealm agree to consent to such transaction and waive its termination right under the existing commercial agreements with Blue Apron, including its production and fulfillment agreement, in connection with a change of control of Blue Apron and that it would also sign a tender and support agreement in connection with the transaction. At the direction of Ms. Carr-Smith and Blue Apron management, representatives of J.P. Morgan provided the process letters to each of Wonder, Party A and Party B.
On September 7, 2023, representatives of WilmerHale sent to representatives of Fenwick a revised draft of the merger agreement reflecting various changes, including to reduce the proposed breakup fee payable by Blue Apron from 6% of the equity value of Blue Apron to 3%.
From September 7, 2023 through September 19, 2023, Blue Apron management, representatives of J.P. Morgan and representatives of WilmerHale and Richards Layton engaged in various due diligence discussions with representatives of each of Party A, Party B and Wonder and their respective advisors and representatives.
On September 12, 2023, at the recommendation of representatives of J.P. Morgan, Blue Apron directed representatives of J.P. Morgan to reach out to certain potential counterparties, which representatives of Jefferies had not approached earlier in the process for various business and competitive reasons, to gauge their interest in a transaction with Blue Apron, including a company referred to as Party C. Party C indicated initial interest and, on September 14, 2023, Blue Apron and Party C executed a non-disclosure agreement, which agreement included a standstill. Representatives of J.P. Morgan requested that Party C submit a non-binding proposal by September 19, 2023.
On September 14, 2023, Mr. Lore called Ms. Findley to preview the revised proposal Wonder intended to submit the following week, stating that Wonder would not request any specific amendments to Blue Apron’s agreements with FreshRealm as a condition to execution of definitive documents (other than to request that FreshRealm would sign a tender and support agreement in connection with the transaction and that FreshRealm would execute a waiver of its right to terminate the production and fulfillment agreement in connection with a change of control transaction), and that the per share price for the Common Stock of Blue Apron was likely to be in the range of $11.00 to $12.00 per share of Common Stock. Ms. Findley did not respond to the specifics of the proposal and encouraged Mr. Lore and Wonder to submit their best proposal on September 19, 2023 in accordance with the process letter from J.P. Morgan. Also on September 14, 2023, representatives of Fenwick sent to representatives of WilmerHale a revised draft of the merger agreement reflecting various changes, including agreement to Blue Apron’s proposal of a breakup fee equal to 3% of the equity value of Blue Apron.
On September 18, 2023, representatives of Blue Apron management, J.P. Morgan and WilmerHale participated in a due diligence call with representatives of Party C regarding its “high priority” diligence items, including with respect to the terms of Blue Apron’s agreements with FreshRealm.
On September 18, 2023, representatives of Party B and its financial advisor called representatives of J.P. Morgan to inform them that, while they remain interested in a potential transaction, they would not be in a position to submit an updated proposal absent additional time and direct access to FreshRealm. In the discussion, Party B’s financial advisor verbally indicated that Party B was likely to remain within the range of what it had initially indicated on value, which was in the range of $8.50 to $9.00 per share of Common Stock in cash.

On September 19, 2023, Blue Apron received a revised proposal from Party A, which proposed stock-for-stock transaction with a fixed exchange ratio on the same terms as its prior proposal (which implied a $9.73 per share value for each share of Blue Apron Common Stock, given changes in the companies’ stock prices since the prior proposal). The proposal also proposed various alternative mechanisms to effect the transaction: (i) a stock-for-stock transaction in which Party A would acquire Blue Apron and stockholders of Blue Apron would receive shares of Party A stock, subject to options by Blue Apron stockholders (a) to receive either ADRs or shares of Party A stock, which continue to be listed outside the United States, in each case subject to a “good faith solution” to permit legacy Blue Apron stockholders to trade on a U.S. market for a period of 12 months, and (b) to elect a limited cash-election feature subject to a $10,000 limit per stockholder and $20.0 million limit in the aggregate, or (ii) a reverse merger in which Blue Apron would be the legal acquiror of Party A, and Party A stockholders would receive shares of stock of Blue Apron, reflecting equivalent value and pro forma ownership as the proposal in which Party A would acquire Blue Apron. The proposal requested exclusivity, and stated that they expected to be able to sign definitive documents for the transaction by October 19, 2023.
Also on September 19, 2023, Blue Apron received a revised proposal from Wonder, which provided for the acquisition of 100% of the outstanding equity interests of Blue Apron for $13.00 per share of Common Stock in cash, via a two-step transaction effected by a tender offer immediately followed by a back-end merger. The proposal was not subject to any financing contingency, and stated that Wonder would have sufficient cash to consummate the transaction upon execution of the merger agreement, and Wonder included with its proposal a reaffirmation letter from its lenders stating their commitment to fund prior to execution of the merger agreement. The proposal stated that Wonder was substantially complete with its due diligence, subject to confirmatory due diligence and a meeting with Blue Apron and FreshRealm. Further, Wonder’s proposal stated that all of Blue Apron’s agreements with FreshRealm would remain in effect without modification, subject only to receipt of a waiver by FreshRealm of its right to terminate the commercial agreements between Blue Apron and FreshRealm, including the production and fulfillment agreement, upon a change of control of Blue Apron and execution by FreshRealm of a tender support agreement with respect to the shares of Blue Apron Common Stock underlying the FreshRealm Warrant. The proposal from Wonder was expressly conditioned on the execution of an exclusivity arrangement by no later than the close of business on September 21, 2023 which exclusivity period would expire five (5) business days after the date of the exclusivity agreement.
On September 20, 2023, representatives of Party C provided to representatives of J.P. Morgan a verbal indication to the effect that its offer would represent an approximate 30% premium to Blue Apron’s current share price (but would not specify a precise per share price), that they would not require significant diligence, but they would likely require certain significant amendments to Blue Apron’s existing agreements with FreshRealm as a condition to execution of a definitive merger agreement to acquire Blue Apron. J.P. Morgan calculated that, assuming a per share price equal to a 30% premium to Blue Apron’s most recent closing price, Party C’s oral proposal would imply a per share price of approximately $7.35 of cash per share of Common Stock of Blue Apron.
On September 21, 2023, the Company Board held a meeting by videoconference, with members of Blue Apron management and representatives of J.P. Morgan and WilmerHale. Representatives of J.P. Morgan and members of Blue Apron management reviewed with the Company Board the terms of the various proposals, including the value presented, certainty and timing for signing and closing the potential transaction, and remaining due diligence items. Given the value and certainty represented by the Wonder proposal, upon consultation with J.P. Morgan, the Company Board directed representatives of J.P. Morgan, Blue Apron management and representatives of WilmerHale to finalize due diligence with Wonder, including to arrange for a confirmatory due diligence call between Blue Apron, Wonder and FreshRealm, in which FreshRealm had agreed to participate at Blue Apron's request. Members of Blue Apron management noted for the Company Board that FreshRealm had indicated that a call on September 21, 2023 was likely to present scheduling difficulties, and that such call may need to occur the following day, notwithstanding the statement in Wonder’s proposal that its proposal would terminate and be revoked if Blue Apron did not enter into exclusivity by September 21, 2023. The Company Board also directed representatives of J.P. Morgan, on their recommendation, to discuss with Wonder whether Wonder would be willing to further increase the proposed per share purchase price.

During the course of the day on September 21, 2023, representatives of J.P. Morgan, Goldman, Sachs & Co., Wonder’s financial advisor (“Goldman Sachs”), and respective members of management of Blue Apron and Wonder engaged in discussions regarding Wonder’s proposal. During those discussions, Wonder and its advisors reiterated that Wonder had proposed its best and final price and would not increase its price further, and that if Blue Apron did not enter into exclusivity by the end of the day on September 21, 2023, with such period to expire by the end of the day on September 28, 2023, then its proposal would be deemed revoked and terminated.
Later in the day on September 21, 2023, at Blue Apron’s request, representatives of FreshRealm made themselves available for a confirmatory due diligence call attended by representatives of FreshRealm, Blue Apron, Wonder, and J.P. Morgan. On the call, representatives of FreshRealm answered due diligence questions from representatives of Wonder, and further stated that FreshRealm was prepared to execute and deliver a support agreement to tender or vote, as applicable, the shares of Common Stock underlying the FreshRealm Warrant in favor of a transaction with Wonder, and that it would, subject to review of the final forms of definitive documents for the transaction, execute and deliver a waiver of its right to terminate the existing commercial agreements between Blue Apron and FreshRealm, including the production and fulfillment agreement, in connection with a change of control transaction with Wonder.
Later on September 21, 2023, the Company Board held a meeting by videoconference, with members of Blue Apron management and representatives of J.P. Morgan and WilmerHale in attendance. During the meeting, representatives of J.P. Morgan and Blue Apron management reviewed for the Company Board the discussions over the course of the day, including that the FreshRealm due diligence call had occurred, that Wonder was prepared to proceed on the terms set forth in its proposal of September 19, 2023, but that Wonder and its advisors had made clear that if Blue Apron did not enter into exclusivity by the end of the day, with such exclusivity period to expire on September 28, 2023, its proposal would be deemed revoked and terminated. Representatives of WilmerHale reviewed for the Company Board its fiduciary duties in connection with the proposed transaction, including in connection with granting exclusivity. Representatives of J.P. Morgan reviewed with the Company Board the process that had been conducted to date with various potential counterparties, both prior to its engagement as financial advisor and after, including that since the consummation of the FreshRealm transaction Blue Apron’s financial advisors had contacted 24 counterparties, including 14 strategic counterparties and ten financial counterparties, that seven such parties had completed banker meetings, and three parties (including Party C’s verbal proposal) had submitted final proposals, and that the proposal from Wonder represented the highest per share value, and consisted of all cash, representing certainty of value. Representatives of J.P. Morgan and WilmerHale also reviewed for the Company Board the timeline to execution of definitive documents and likely timeline to closing of a proposed transaction with Wonder, as compared to the other alternative proposed transactions, as well as the additional certainty provided by the fact that Wonder had agreed that the commercial agreements with FreshRealm would stay in place, without requesting any amendments prior to signing definitive documents for the transaction, other than the request for a waiver of FreshRealm’s termination right under the production and fulfillment agreement upon a change of control of Blue Apron, which FreshRealm had agreed to provide. Representatives of J.P. Morgan then provided the Company Board with its preliminary analysis of the price proposed by Wonder, and stated that it anticipated, subject to the assumptions, qualifications and limitations set forth therein and subject to final J.P. Morgan fairness committee approval, that it would be able to deliver an opinion that the proposed price to be paid by Wonder to the holders of Blue Apron’s Common Stock was fair, from a financial point of view, to such holders. Following discussion, the Company Board directed Blue Apron management to execute the exclusivity agreement with Wonder, with such exclusivity set to expire at the end of the day on September 28, 2023, and later that evening Blue Apron and Wonder executed the exclusivity agreement.
From September 22, 2023 through September 28, 2023, representatives of Blue Apron, Wonder, Fenwick, WilmerHale, Goldman Sachs and J.P. Morgan continued to finalize remaining confirmatory due diligence items and ancillary documents, and representatives of WilmerHale and Fenwick finalized negotiations of the agreement and plan of merger and the other definitive documents completed thereby. During this period, representatives of WilmerHale and FreshRealm’s counsel also finalized the terms of the tender and support agreement and waiver and consent to be delivered by FreshRealm concurrently with execution of the definitive agreement and plan of merger.

On September 28, 2023, the Company Board and the Compensation Committee held a joint meeting at which members of Blue Apron management and representatives of J.P. Morgan and WilmerHale were present. Representatives of WilmerHale provided the Company Board with the final forms of the agreement and plan of merger and tender and support agreement and reviewed the changes to the agreements previously discussed with the Company Board, as well as the resolutions to be considered by the Company Board and the Compensation Committee, in each case distributed in advance of the meeting, and also reviewed the fiduciary duties of directors in connection with the proposed transaction. Representatives of J.P. Morgan then summarized for the Company Board the strategic alternative process undertaken by Blue Apron and reviewed with the Company Board its financial analysis of the Offer Price and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 28, 2023, that, as of such date and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Blue Apron’s Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following the presentations, the Company Board resolved to (i) approve and declare the advisability of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, (ii) declare that it is in the best interests of Blue Apron and its stockholders that Blue Apron enter into the Merger Agreement and consummate the Merger and that the stockholders of Blue Apron accept the Offer and tender their shares of Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to Blue Apron and Blue Apron’s stockholders, (iv) recommend that the stockholders of Blue Apron accept the Offer and tender their shares of Common Stock pursuant to the Offer, (v) that the Merger be governed by Section 251(h) of the DGCL and be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement, and (vi) declare that approval of the Merger Agreement, the Support Agreement, ancillary documents thereto, the Offer and the Merger by the Company Board, and the consummation of the transactions contemplated by the Merger Agreement, the Support Agreement, the ancillary documents thereto, the Offer and the Merger, are deemed for all purposes as approved under Section 203 of the DGCL. The Compensation Committee also approved the relevant compensation related proposals.
Later on September 28, 2023, Blue Apron, Wonder and Purchaser executed the Merger Agreement, and Blue Apron, Wonder, Purchaser and FreshRealm executed the Support Agreement.
On September 29, 2023, prior to the opening of the Nasdaq Market, Blue Apron and Wonder issued a joint press release announcing the parties’ entry into the Merger Agreement.
On October 13, 2023, Wonder commenced the Offer and Blue Apron filed this Schedule 14D-9.
(c)   Reasons for the Recommendation
The Company Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):
Reasons in favor of the proposed Transactions:
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Attractive Price.   The Company Board concluded that the Offer Price represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

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the fact that the Offer Price represents a premium of (i) 137% compared to the closing price of the Common Stock on September 28, 2023, the last trading date prior to the Company Board's approval of the Merger Agreement and (ii) 77% compared to the volume weighted average price of the Common Stock for the 30-calendar day period ended September 28, 2023;
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the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that the Company’s financial advisors and senior management, at the Company Board’s instruction, conducted an expansive process to solicit offers, (ii) management’s and the Company Board’s assessment of potential candidates for further outreach and their likely interest to, and ability to, transact on terms competitive with Parent’s offer and (iii) the fact that the Company actively solicited increases in the offer made by Parent and Parent indicated that the Offer Price was its best and final offer;

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the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with Parent on the terms of the Offer, including the valuation represented by the Offer Price, including in light of the relative certainty and liquidity represented by the Offer Price, relative to other proposals, and the anticipated timeline to execution of definitive documents and closing of the Merger with Parent relative to other proposals; and

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the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the cash merger consideration provided for in the Offer, is more favorable and certain to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, given the risks and uncertainty associated with continued operation independently, including industry competition, execution risks and risks related to liquidity and financing requirements, including the risks described in the section titled “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023 and subsequent reports filed with the SEC;

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Other Strategic Alternatives.   The Company Board’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis and alternative capital raising opportunities), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

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Potentially Limited Period of Opportunity.   The timing of the Transactions and the risk that if the Company does not accept Parent’s proposed transaction now (as provided for in the Merger Agreement), it may not have another opportunity to do so on comparable terms or another comparable opportunity;

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Speed of Consummation.   The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

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High Likelihood of Closing.   The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, and (iii) Parent’s ability to fund the merger consideration with cash on its balance sheet;

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No Financing Condition.   The fact that the Transactions are not subject to a financing condition, and the Company is entitled to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, including their obligations to consummate the Offer and the Merger;

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J.P. Morgan Analysis and Fairness Opinion.   The opinion of J.P. Morgan rendered to the Company Board on September 28, 2023, which was subsequently confirmed by delivery of a written opinion dated September 28, 2023 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by J.P. Morgan in preparing its opinion, the Merger Consideration to be paid to the holders of Common Stock in the proposed Transaction was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor”;

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Successful Negotiations with Parent.   The enhancements that the Company and its advisors were able to obtain to the original offer from Parent as a result of the process followed by the Company and robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of Parent’s initial proposal to the end of the negotiations;

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Opportunity to Accept a Superior Proposal.   The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $3.1 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

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Offer Acceptance by Stockholders.   The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Common Stock;

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Tender and Support Agreement.   The fact that FreshRealm, who owns approximately 16.5% of the outstanding shares of the Company as of October 12, 2023, supports the transaction and agreed to tender its Shares in the Offer, and entered into the Support Agreement with Parent and Purchaser on September 28, 2023 to that effect;

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Business Reputation of Parent.   The business reputation, management and financial resources of Wonder Group, including from its investors and founder and chief executive officer; and

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Appraisal Rights.   That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:
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Opportunity Costs.   The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible future growth;

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Potential Negative Impact on the Company’s Business.   The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees;

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Prohibition Against Solicitations.   The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $3.1 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions.   The fact that the Merger Agreement imposes operational restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Effect of Failure to Complete Transactions.   The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’

obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;
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Taxable Consideration.   The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

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Litigation Risk.   The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and

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Transaction Expenses.   The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed (as if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions).

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and a financial advisor.
The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, including the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.
In considering the recommendations of the Company Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of the Company Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.
(d)   Executive Officer and Director Arrangements Following the Merger
While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management and/or directors in the future.
(e)   Opinion of the Company’s Financial Advisor
Pursuant to an engagement letter, the Company retained J.P. Morgan as its financial advisor in connection with the Transactions.

At the meeting of the Company Board on September 28, 2023, J.P. Morgan rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 28, 2023, to the Company Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Merger Consideration to be paid to the holders of Common Stock in the proposed Transactions was fair, from a financial point of view, to such holders.
The full text of the written opinion of J.P. Morgan, dated September 28, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Transactions, was directed only to the Merger Consideration to be paid in the Transactions and did not address any other aspect of the Transactions. J.P. Morgan expressed no opinion as to the fairness of any consideration paid to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Transactions or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
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reviewed a draft dated September 27, 2023 of the Merger Agreement;

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reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

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reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

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performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume any obligation to undertake such independent verification) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Parent or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

The projections furnished to J.P. Morgan were prepared by the Company’s management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Company Forecasts” beginning on page 38 of this Schedule 14D-9.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Common Stock in the Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the Merger Consideration to be paid to the holders of Common Stock in the Transactions or with respect to the fairness of any such compensation.
The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board or management with respect to the Transactions or the Merger Consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Company Board on September 28, 2023, and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Discounted Cash Flow Analysis.   J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Common Stock. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from June 30, 2023 through December 31, 2028 based upon financial projections prepared by the management of the Company. J.P. Morgan also calculated a range of terminal values for the Company at the end of the six-year period ending in 2028 by applying terminal growth rates ranging from 1.0% to 2.0%, determined based on J.P. Morgan’s professional judgment and experience, to the unlevered free cash flow of the Company at the terminal year, as provided by management of the Company. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 12.0% to 14.0%, which range was chosen by J.P. Morgan based upon J.P. Morgan’s professional judgment and experience and an analysis of the weighted average cost of capital of the Company, derived utilizing the capital asset pricing model. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for the Company’s cash of approximately $30 million as of June 30, 2023, as provided by management of the Company and the present value of additional tax savings from the usage of net operating losses accrued historically by the Company, as of June 30, 3023, and net operating losses generated over the forecast period, each as provided by management of the Company, using a range of discount rates from 12.0% to 14.0%. Based on approximately 7.9 million fully diluted shares of Common Stock outstanding as of September 28, 2023, as provided by management of the Company, the discounted cash flow analysis indicated a range of implied equity values, rounded to the nearest $0.25, of between $7.75 and $10.00 per share of Common Stock (excluding the impact of the Company’s net operating losses) and $9.75 and $12.25 per share of Common Stock (including the impact of the Company’s net operating losses). The range of implied per share equity values for Common Stock was compared to (i) the closing share price of Common Stock of $5.49 per share on September 28, 2023 and (ii) the amount of the Merger Consideration of $13.00 per share of Common Stock.
Other Information.   J.P. Morgan observed certain additional information that was not considered part of J.P. Morgan’s financial analysis with respect to its opinion but was noted for informational purposes, including the following:
Volume-Weighted Average Price.   J.P. Morgan calculated the three-month volume-weighted average price (referred to in this Schedule 14D-9 as “VWAP”), six-month VWAP and nine-month VWAP per share of Common Stock, each as of September 28, 2023, which were $6.46, $7.56 and $9.41, respectively. J.P. Morgan compared each of the three-month VWAP, six-month VWAP and nine-month VWAP to (i) the closing share price of Common Stock of $5.49 per share on September 28, 2023 and (ii) the amount of the Merger Consideration of $13.00 per share of Common Stock. J.P. Morgan noted that the three-month VWAP, six-month VWAP and nine-month VWAP were presented merely for reference purposes only, and were not relied upon for valuation purposes.
Analyst Price Targets.   J.P. Morgan reviewed the price targets of certain publicly available equity research analyst price targets for the shares of Common Stock available as of September 28, 2023, which provided a reference price range of $5.00 to $17.00 per share of Common Stock and an average price of $9.33 per share of Common Stock. J.P. Morgan compared the analyst price targets to (i) the closing share price of Common Stock of $5.49 per share on September 28, 2023 and (ii) the amount of the Merger Consideration of $13.00 per share of Common Stock. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.
Miscellaneous.   The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.
For services rendered in connection with the Transactions, the Company has agreed to pay J.P. Morgan a fee of $4.0 million, $1.5 million of which became payable to J.P. Morgan upon delivery by J.P. Morgan of its opinion, $0.5 million of which is payable upon the filing of this Schedule 14D-9 and the remainder of which is contingent and payable upon the consummation of the Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Parent. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
(f)   Certain Company Forecasts
Important Information Concerning the Company Forecasts
Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, the Company does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations, other than providing, from time to time, limited short-term guidance concerning certain aspects of its expected financial performance, including in light of the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. In connection with the Company Board’s evaluation of the potential transaction and other potential strategic alternatives, however, the Company’s management provided the Company Board with certain non-public, unaudited prospective financial information regarding the Company for fiscal years 2023 through 2028 (the “Forecasts”). The Company’s management also provided the Forecasts to J.P. Morgan for use in connection with its financial analysis and rendering its opinion. A portion of the Forecasts, specifically with respect to certain non-public, unaudited prospective financial information regarding the Company for fiscal years 2023 through 2026, were provided to prospective purchasers of the Company, including Parent.
The below summary of the Forecasts is included for the purpose of providing stockholders access to certain non-public information that was made available to the Company Board, J.P. Morgan and certain parties, including Parent, in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.
The Forecasts were prepared assuming the Company’s continued operation as a going concern on a standalone basis and without the separate sale of any of the Company’s business units.
None of the Forecasts were intended for public disclosure. The summary of the Forecasts described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Company Board for dissemination to potential purchasers for the Company or, to J.P. Morgan for its reliance in its analysis and opinion to the Company Board with respect to the Offer Price. The inclusion of the Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the Forecasts or the information contained therein is material.
The Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (which we refer to as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts or expressed any opinion or any other form of assurance on the Forecasts or their achievability. The Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Forecasts.
In the view of the Company’s management, the Forecasts were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding the Company’s future financial performance at the time of their respective preparation. The Forecasts were each, at the time of presentation to the Company Board, intended to supersede and replace all prior Forecasts. The Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. None of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts or the ultimate performance of the Company relative to the Forecasts. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if any or all of them have changed or change or otherwise have become, are or become inaccurate (even in the short term). These considerations should be taken into account when evaluating the Forecasts, each of which were prepared as of an earlier date.
The Forecasts do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in the Company’s businesses or their prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the Forecasts were prepared, and the Forecasts are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.
The Forecasts include Adjusted EBITDA, EBIT and unlevered free cash flow, which are “non-GAAP financial measures” and which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed transaction such as the Merger if the disclosure is included in a document such as this tender offer statement to comply with requirements under state laws. The Forecasts were provided to J.P. Morgan in order for it to render its Opinion and to the Company Board in connection with its consideration of the Merger and the other transactions contemplated by the Merger Agreement, and the Company believes it has an obligation to disclose such projections under Delaware law, including applicable case law, in order to provide a fair summary of certain of the financial analyses and substantive work of J.P. Morgan and because the Forecasts were relied upon by the Company Board in connection with its consideration of the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Forecasts to the relevant GAAP financial measures.
Because the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. The Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, the factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 16, 2023, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information  — Cautionary Note Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company shareholder or any other person regarding the actual performance of the Company compared to the results included in the Forecasts or otherwise.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information  — Annual and Quarterly Reports.” We have not updated and do not intend to update or otherwise revise the Forecasts to take into account any circumstances or events occurring after the date they were prepared, including the effect of the Transactions. Further, the Forecasts do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed in any manner in that context.
The Forecasts reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses.
The following is a summary of the Forecasts:
Fiscal Year	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$421	$464	$495	$542	$583	$594
Adj. EBITDA(1)	$(23)	$4	$14	$14	$25	$29
EBIT(2)	$(30)	$(7)	$4	$3	$12	$16
Unlevered FCF(3)	$(32)	$(4)	$(13)	$3	$9	$11

(1)
A non-GAAP financial measure defined as net income (loss) before interest income (expense), net, other operating expense, gain (loss) on extinguishment of debt, gain (loss) on transaction, other income (expense), net, benefit (provision) for income taxes, depreciation and amortization, and share-based compensation expense.

(2)
A non-GAAP financial measure defined as Adjusted EBITDA less share based compensation expense, depreciation and amortization.

(3)
A non-GAAP financial measure defined as EBIT plus depreciation and amortization, plus other non-cash adjustments, minus capital expenditures, minus changes to working capital. Excludes the impact of net operating losses.

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE INACCURATE OR NO LONGER APPROPRIATE.
(g)   Intent to Tender.
To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.   Person/Assets Retained, Employed, Compensated or Used.
The Company Board retained J.P. Morgan as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, J.P. Morgan provided to the Company Board J.P. Morgan’s opinion described in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Company Board selected

J.P. Morgan as its financial advisor due to, among other things, its experience and qualifications and reputation in connection with transactions of this nature and familiarity with the Company and the industries in which it operates.
For services rendered in connection with the Transactions, the Company has agreed to pay J.P. Morgan a fee of $4.0 million, $1.5 million of which became payable to J.P. Morgan upon delivery by J.P. Morgan of its opinion, $0.5 million of which is payable upon the filing of this Schedule 14D-9 and the remainder of which is contingent and payable upon the consummation of the Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.
Item 6.   Interest in Securities of the Subject Company.
Other than the scheduled vesting of Company RSUs and Company PSUs, the issuance of Shares in respect of outstanding Company RSUs, and the grant of Company RSUs and Company PSUs in the ordinary course, except as set forth below under the heading “Delaware 204 Ratification”, no transaction with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Delaware 204 Ratification
On September 28, 2023, the Company Board adopted resolutions ratifying certain prior issuances of Company PSUs and Company RSUs in respect of shares of the Company’s Common Stock to directors, executive officers (including the Company's named executive officers) and certain other employees pursuant to Section 204 of the DGCL (the “Ratification” and such resolutions, the “Resolutions”). The Company Board approved the Ratification after it determined that the grant of such awards, when assuming 200% vesting of the Company PSUs awarded in 2022 and 2023, (i) may not have been duly authorized and effectuated, due to inadvertent administrative errors in calculating the annual increases under the Company’s 2017 Equity Incentive Plan (the “Plan”) in the years following the Company’s June 2019 reverse stock split that resulted in increases in the number of shares available under the Plan in excess of what was then permitted by the Plan and (ii) may not have been duly authorized in accordance with Section 157 of the DGCL as grants of rights to acquire shares of Common Stock outside of the Plan (collectively, the “Authorization Issue”). As a result of the forfeiture of awards from former employees as well as the voluntary surrender of certain Company PSUs by certain executives, the number of shares available for issuance under the Plan as of the date hereof is currently sufficient to cover all outstanding awards under the Plan.
The Ratification became effective upon the adoption of the Resolutions on September 28, 2023 (the “Validation Effective Time”). The following grants and issuances of shares upon the vesting of certain of such grants have been ratified pursuant to the Resolutions: (i) 22,813 Company RSUs granted on February 25, 2023, (ii) 6,250 Company RSUs granted on March 25, 2023, (iii) 1,623 Company RSUs granted on May 25, 2023, (iv) 47,360 Company RSUs granted on June 7, 2023, (v) 1,356 Company RSUs granted on August 25, 2023, (vi) 2,421 shares of the Company’s Common Stock on May 25, 2023 and (vii) 2,421 shares of the Company's Common Stock on August 25, 2023. Any claim that the defective corporate acts or putative stock ratified in the Resolutions are void or voidable due to the Authorization Issue, or any claim that the Court of Chancery of the State of Delaware should declare in its discretion that the Ratification not be effective or be effective only on certain conditions, must be brought within 120 days from the later of the Validation Effective Time or the date of the filing of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference), the Company is not undertaking or engaging in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any Company Subsidiary, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any Company Subsidiary; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any Company Subsidiary; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated herein by reference), there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information.
The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company” is incorporated herein by reference.
(a)   Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights in accordance with Section 262.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to (i) a “stockholder” are to the record holder of Shares and (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, in each case as to which appraisal rights are asserted. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders or beneficial owners exercise appraisal rights under Section 262. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Any Company stockholders or beneficial owners desiring to assert appraisal rights must comply precisely with the procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER OR BENEFICIAL OWNER WISHING TO EXERCISE APPRAISAL RIGHTS, OR PRESERVE THEIR RIGHTS TO DO SO SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED IN SECTION 262 WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING APPRAISAL RIGHTS, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER OR BENEFICIAL OWNER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER OR BENEFICIAL OWNER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.
Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders (including beneficial owners) with respect to the availability of appraisal rights in connection with the Merger under Section 262 and a copy of Section 262 is attached hereto as Annex B.
Stockholders and beneficial owners who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who: (i) did not validly tender such Shares in the Offer (or, if tendered, validly and subsequently withdrawn such Shares) or otherwise waive appraisal rights; (ii) follow the procedures set forth in Section 262; (iii) continuously hold such Shares from the date on which written demand for appraisal is made through the Effective Time; (iv) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights; and (v) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List (as defined below) to be filed with the Delaware Register in the Delaware Court of Chancery, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 sets forth the procedures stockholders and beneficial owners entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:
•
You must demand in writing the appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on November 9, 2023, the date that is twenty (20) business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (ii) twenty (20) days after October 13, 2023 (the date on which this notice is being given). The demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•
You must not tender your Shares in the Offer (or, if tendered, not fail to validly and subsequently withdraw such Shares);

•
You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
You must otherwise comply with the requirements of Section 262.

The address for delivery of demand for appraisal is:
Blue Apron Holdings, Inc.
28 Liberty Street
New York, New York 10005
Attention: General Counsel and Corporate Secretary
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as his, her or its name appears on his, her or its stock certificates, if any, and must state that such person intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).
Within ten (10) days after the Effective Time, the Company will give notice of the date that the Merger has become effective to each of the stockholders or beneficial owners who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within sixty (60) days after the Effective Time, any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s or beneficial owner’s demand for appraisal and accept payment for such stockholder’s or beneficial owner’s Shares as provided for in the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder or beneficial owner shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. After this sixty (60)-day period, a dissenting stockholder or beneficial owner may withdraw the stockholder’s or beneficial owner’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, a stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price; provided that this limitation will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.
Within one-hundred and twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares (including record holders or beneficial owners) who has complied with Section 262 of the DGCL, and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and timely and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within the one-hundred and twenty (120) day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within one-hundred and twenty (120) days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in § 251(h)(6)d. of the DGCL)) not validly tendered, and accepted for purchase, in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given to the stockholder or beneficial owner within 10 days after a request by such stockholder or beneficial owner for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving corporation in the Merger, the Company (or any successor thereto) will then be obligated within twenty (20) days of service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all the stockholders and beneficial owners who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders and beneficial owners shown on the Verified List at the address therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).
After notice to the stockholders and beneficial owners as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which dissenting stockholders and beneficial owners have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders and beneficial owners submit their share certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder or beneficial owner who does not comply with such requirement. Accordingly, dissenting stockholders and beneficial owners are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings. Assuming that immediately before the Merger the Shares remain listed on a national securities exchange, which we expect to be the case, the Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders and beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Upon application by the Company (or any successor thereto) or by any stockholder or beneficial owner entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders and beneficial owners entitled to an appraisal. Any stockholder or beneficial owner whose name appears on the Verified List filed by the Company (or any successor thereto) and who has submitted such stockholder’s or beneficial owner’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights under Section 262.
In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., decided February 1, 1983, the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders or beneficial owners considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders and beneficial owners in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a Share is less than the consideration to be received by stockholders and beneficial owners pursuant to the Offer or Merger.
When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders and beneficial owners entitled thereto, upon the surrender to the Company by such dissenting stockholders and beneficial owners of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in the following sentence, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company (or any successor thereto), as the surviving corporation in the Merger, may pay to each stockholder and beneficial owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder or beneficial owner, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder or beneficial owner seeking appraisal bears her, his or its attorney’s and expert witness expenses. No appraisal proceedings in the Delaware Court of Chancery will be dismissed as to any dissenting stockholder or beneficial owner without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just; provided that this limitation will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.
Any stockholder or beneficial owner who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive the payment of dividends or other distributions in respect of those Shares (other than those payable to stockholders of record as of a date prior to the Effective Time).
Shares held by any stockholder or beneficial owner who demands appraisal of her, his or its Shares under Section 262, but who fails to perfect or effectively withdraws, waives or loses the right to appraisal, will be deemed to have been converted into the right to receive the Offer Price as of the Effective Time, without interest.
The foregoing summary and description of the rights of the Company’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.
(b)   Anti-Takeover Statute
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan);
•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own;

•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.
(c)   Legal Proceedings
As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
(d)   Stockholder Approval of the Merger Not Required
Since the Merger will be effected under Section 251(h) of the DGCL, no vote or consent of the Company stockholders will be necessary to effect the Merger.
(e)   Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 16, 2023, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 9, 2023.
(f)   Cautionary Note Regarding Forward-Looking Statements.
This Schedule 14D-9 includes statements concerning the Company and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. The forward-looking statements in this Schedule 14D-9 are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Schedule 14D-9 and are subject to a number of risks, uncertainties and assumptions including, without limitation, uncertainties as to the timing of the tender offer and the completion of the proposed acquisition of the Company; the risk that the proposed acquisition may not be completed in a timely manner or at all; the possibility that competing offers or acquisition proposals for the Company will be made; uncertainty regarding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, or the various closing conditions to the proposed acquisition may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Company’s common stock; relationships with associates, customers, other business partners and key third parties, or governmental entities; transaction costs; risks that the proposed acquisition disrupts current plans and operations of the Company or adversely affects employee retention; the risk that stockholder litigation in connection with the proposed acquisition may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the transaction; the risk that the proposed acquisition of the Company will divert management’s attention from ongoing business operations; changes in the Company’s businesses during the period between announcement and closing of the proposed acquisition; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future, including the Schedule TO and related tender offer documents filed by Parent and this Schedule 14D-9 filed by the Company. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Company in this Schedule 14D-9 speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9.   Exhibits.
The following Exhibits are filed with this Schedule 14D-9 or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated October 13, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on October 13, 2023)
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on October 13, 2023)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent and Purchaser on October 13, 2023)
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Purchaser on October 13, 2023)
(a)(1)(E)	Summary Advertisement, as published in the New York Times on October 13, 2023 (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Purchaser on October 13, 2023)
(a)(5)(A)	Joint Press Release, dated September 29, 2023, issued by the Company and Parent (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 29, 2023)
(a)(5)(B)	Fairness Opinion, dated September 28, 2023, of J.P. Morgan Securities LLC (attached to this Schedule 14D-9 as Annex A)
(a)(5)(C)	Email from Linda Findley, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated September 29, 2023 (incorporated herein by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(a)(5)(D)	Letter to Vendors of the Company, dated September 29, 2023 (incorporated herein by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(a)(5)(E)	Announcement by the Company via X on September 29, 2023 (incorporated herein by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(a)(5)(F)	Announcements by the Company and the Company’s management via LinkedIn on September 29, 2023 (incorporated herein by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(a)(5)(G)	Announcement by the Company via Facebook on September 29, 2023 (incorporated herein by reference to Exhibit 99.6 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(a)(5)(H)	Announcement by the Company via Instagram on September 29, 2023 (incorporated herein by reference to Exhibit 99.7 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(a)(5)(I)	Employee FAQs, sent to the Company’s employees, dated September 29, 2023 (incorporated herein by reference to Exhibit 99.8 to the Company’s Schedule 14D-9C filed on September 29, 2023)
(e)(1)	Agreement and Plan of Merger, dated as of September 28, 2023, by and among Blue Apron Holdings, Inc., Wonder Group, Inc. and Basil Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 29, 2023)
(e)(2)	Tender and Support Agreement, dated as of September 28, 2023, by and among Blue Apron Holdings, Inc., Wonder Group, Inc., Basil Merger Corporation and FreshRealm, Inc. (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on September 29, 2023)

Exhibit No.	Description
(e)(3)	Confidentiality Agreement, dated August 1, 2023, between Blue Apron Holdings, Inc. and Wonder Group, Inc., as amended on August 10, 2023 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)
(e)(4)	First Amendment to Confidentiality Agreement, dated August 10, 2023, between Wonder Group, Inc. and Blue Apron Holdings, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO)
(e)(5)	Exclusivity Agreement, dated September 21, 2023, between Blue Apron Holdings, Inc. and Wonder Group, Inc. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO)
(e)(6)	Restated Certificate of Incorporation of Blue Apron Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023)
(e)(7)	Amended and Restated Bylaws of Blue Apron Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 4, 2021)
(e)(8)	Form of Indemnification Agreement between Blue Apron Holdings, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1/A filed on June 19, 2017)
(e)(9)	2012 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.3, 10.4, 10.5 and 10.6 of the Company’s Registration Statement on Form S-1/A filed on June 1, 2017)
(e)(10)	2017 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.7, 10.8 and 10.9 of the Company’s Registration Statement on Form S-1/A filed on June 19, 2017; Exhibit 10.1 on the Company’s Quarterly Report on Form 10-Q filed on May 6, 2021; Exhibits 10.3 and 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 9, 2022; and Exhibits 10.3 and 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2023)
(e)(11)	Offer Letter, dated April 1, 2019, by and between Linda Findley and Blue Apron, LLC (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on April 2, 2019)
(e)(12)	Offer Letter, dated August 7, 2019, by and between Meredith L. Deutsch and Blue Apron, LLC (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K filed on February 25, 2022)
(e)(13)	The Company’s Executive Severance Benefits Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018)
(e)(14)	Interim Services Agreement, dated as of September 29, 2022, by and between Blue Apron Holdings, Inc. and Randstad Professionals US, LLC d/b/a Tatum (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 7, 2022)
Annex A — Fairness Opinion, dated September 28, 2023, of J.P. Morgan Securities LLC to the Board of Directors of Blue Apron Holdings, Inc.
Annex B — Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 13, 2023	Blue Apron Holdings, Inc.
By: /s/ Linda Findley Name: Linda Findley Title: President and Chief Executive Officer

Annex A
Opinion of J.P. Morgan Securities LLC
September 28, 2023
The Board of Directors
Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A Common Stock, par value $0.0001 per share (the “Company Class A Common Stock”), the holders of Class B Common Stock, par value $0.0001 per share (the “Company Class B Common Stock”), and the holders of Class C Capital Stock, par value $0.0001 per share (the “Company Class C Common Stock” and, together with the Company Class A Common Stock and the Company Class B Common Stock, the “Company Common Stock”), of Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), of the consideration to be paid to such holders in the proposed Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Wonder Group, Inc., a Delaware corporation (the “Parent”), and a wholly owned subsidiary of the Parent, Basil Merger Corporation, a Delaware corporation (the “Purchaser”). Pursuant to the Agreement, the Purchaser will commence a tender offer for all the shares of the Company Common Stock (the “Offer”) at a price for each share equal to $13.00 (the “Merger Consideration”) payable in cash. The Agreement further provides that, following consummation of the Offer, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation of such merger (the “Merger”), and each outstanding share of Company Common Stock, other than (a) shares of Company Common Stock that are (i) held in the treasury of the Company or by any wholly owned subsidiary of the Company, (ii) irrevocably accepted for purchase in the Offer by the Purchaser or (iii) held by the Parent, the Purchaser or any other wholly owned subsidiary of the Parent and (b) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive the Merger Consideration in cash. The Offer and Merger, together and not separately, are referred to herein as the “Transaction”.
In connection with preparing our opinion, we have (i) reviewed a draft dated September 27, 2023 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Parent or the Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments

A-1

by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Parent and the Purchaser in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Merger Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC
U147582

A-2

Annex B
Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.